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1-A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 18 2014
WASH, D.C.
194

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Interline Resources Corporation

A Utah Corporation

Principal Executive Office:
2950 North Loop West, Suite 500
Houston, TX 77092
Phone: 281-377-1046

Agent for Service

Timothy Regnier, President
2950 North Loop West, Suite 500
Houston, TX 77092
Phone: 281-377-1046

7200	87-0461653
(Primary standard Industrial Classification Code Number)	(I. R.S Employer Identification Number)

PART I-NOTIFICATION

ITEM 1. Significant Parties

A. Interline Resources Corporation ("the Issuer" or "the Company")

(a) the issuer's directors

Gordon D. White, Director

Timothy L. Regnier, Director

John M. White, Director

Address: 2950 North Loop West, Suite 500 Houston, TX 77902

(b) the issuer's officers;

Michael Marcovsky, Chief Executive Office

Timothy L. Regnier, President & Chief Operating Officer

John M. White, Vice President, Treasurer & Secretary

Address: 2950 North Loop West, Suite 500 Houston, TX 77902

(c) None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Please refer to Part III, Exhibit Item 2 (2) for the Company's organizational charter, bylaws, Series B Preferred Designation Certificate; and Amendments, if any to each of the foregoing.

DNDK Partners, Inc. 1,000,000 Series B Preferred Shares

DNDK Partners, Inc. 89,309 Restricted Common Shares

Integrated Management USA Corp. owns 30,000,000 of the Issuer's Restricted Common Shares, 20,000,000 of which are subject to a 2-year lock-up agreement. Integrated Management USA Corp controls 49.86% of the Company's Common Stock, plus its interest in DNDK Partners, as set forth below.

Revcon Investment Corp. owns 30,000,000 of the Issuer's Restricted Common Shares, 20,000,000 of which are subject to a 2-year lock-up agreement. Revcon controls 49.86%of the Company's Common Stock, plus its interest in DNDK Partners, as set forth below.

See addresses and beneficial ownership in (e) below.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

1. **DNDK Partners, Inc.** is owned beneficially one half by each of Integrated Management USA Corp. and Revcon Investment Corp.

2. **Integrated Management USA Corp.,** owner of 30,000,000 Restricted Common Shares is wholly-owned by Integrated Management & Realty, Ltd., a Corporation formed under the laws of Alberta.

(a) **Integrated Management & Realty, Ltd.**: 10558 – 115 Street, Edmonton AB T5H 3K6.
Its Registered Agent: Brownlee LLP, 2200, 10155 - 102 Street, Edmonton AB T5J 4G8

(b) **Integrated Management & Realty, Ltd**. is owned beneficially by Gordon White and Jane White.

(c) **Gordon White**: 10558 – 115 Street, Edmonton AB T5H 3K6
Registered Agent: Brownlee LLP, 2200, 10155 - 102 Street, Edmonton AB T5J 4G8

(d).**Jane White**: 10558 – 115 Street, Edmonton AB T5H 3K6
Registered Agent: Brownlee LLP, 2200, 10155 - 102 Street, Edmonton AB T5J 4G8

3. **Revcon Investment Corp**. the owner of 30,000,000 Restricted Common Shares is beneficially owned as described below. Revcon's registered agent is: The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

(a) **Revcon Investment Corp.**, is wholly-owned by 163051 Alberta Ltd., a Corporation formed under the laws of Alberta.

(b) **163051 Alberta Ltd**: #201 625 Parsons Road SW Edmonton, AB T6X 0N9
Its Registered Agent: RMLO Law Office, 101, 10301-109 Street NW, Edmonton AB T5J 1N4

(c) **163051 Alberta Ltd.** is owned beneficially by Christian Billesberger and Dave Szatkowski

(d) **Christian Billesberger:** #201 625 Parsons Road SW Edmonton, AB T6X 0N9
Registered Agent: RMLO Law Office, 101, 10301-109 Street NW, Edmonton AB T5J 1N4

(e) **Dave Szatkowski:** #201 625 Parsons Road SW Edmonton, AB T6X 0N9
Registered Agent: RMLO Law Office, 101, 10301-109 Street NW, Edmonton AB T5J 1N4

(f) N/A

(g) Affiliates: same as named above and in the QUICKflickUSA, Inc. section below.

(h-m) N/A

Holt Smith, Esq. has served solely in the role of providing the opinion contained in Exhibit Item 2 (11) that regarding the securities issued pursuant to this Offering, such securities, when sold, will be legally issued, fully paid and non-assessable. His address is set forth in such opinion letter.

Item 1 Significant Parties (continued)

B. QUICKflickUSA, Inc., a wholly owned subsidiary of Interline Resources Corporation

1. Officers

Timothy Regnier, President & CEO
John White, Vice President, Secretary & Treasurer
Timothy Goltz, Vice President

Address: 10355 W Little York Rd, Ste 100, Houston TX 77041

2. Directors

Gordon White, Chairman
Timothy Regnier, Director
Timothy Goltz, Director
Christian Billesberger, Director
Von Shows, Director

Address: 10355 W Little York Rd, Ste 100, Houston TX 77041

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons.

(b) As of the date of this Offering Statement, the Issuer has not identified jurisdictions in which to offer the Regulation A Stock, as it has not tested the waters or otherwise made inquiry of potential investors. The Issuer will only offer securities in states and jurisdictions where any such offering complies with such jurisdiction's laws and regulations. The Company is mindful of potential state qualification and registration requirements which will require compliance action on the part of the Company.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

A. Most Recent Issuances Per Stock Purchase Agreement of May 27, 2014 ("Stock Purchase Agreement") To Affiliates

1. Name of Issuer, Title and Amount of Securities Issued, Names of Recipients of Issued Securities

(a) Revcon Investment Corp. purchased from Issuer Interline Resources Corp. (the Company: or the "Issuer") 30,000,000 shares of restricted Common Stock, or 49.86% of the outstanding Issuer Common Stock. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

(b)Integrated Management USA Corp. purchased from the Issuer 30,000,000 shares of restricted Common Stock, or 49.86% of the outstanding Issuer Common Stock. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

(c) DNDK Partners, Inc. purchased from Veidt 89,309 shares of restricted Common Stock, or 0.15% of the Company's Common Stock.

2. Consideration Paid for the Above Issuances

Revcon Investment Corp., and Integrated Management USA Corp., each purchased shares in the Company as stated above, per the May 27, 2014 Stock Purchase Agreement, in consideration of collectively tendering to the Issuer 100% of the outstanding Common Stock of QUICKFlickUSA,Inc.

3. Affiliates Involved With the Above Issuances

Please refer to Item 1(e) above which gives detailed beneficial ownership concerning Revcon Investment Corp., Integrated Management USA Corp., and DNDK Partners, Inc.

4. Applicable Exemptions for the Above Issuances

The Company issued the securities in a private transaction not involving a public offering to accredited investors under Section 4(2) of the 1933 Securities Act.

B. Other Issuances or Sales Within One Year Besides Those Related to the Stock Purchase Agreement

1. Name of Issuer, Title and Amount of Securities Issued, Names of Recipients of Issued Securities, Consideration Paid for the Issuances

a. On August 31, 2013, the Issuer entered into a Share Exchange Agreement with Mindstream Media, LLC whereby it issued 446,541,107 shares of Common Stock to Veidt Research, LLC, and 49,615,678 shares of restricted Common Stock to Ronald Gainious in exchange for 100% of the shares of Mindstream Media, LLC. After post-acquisition review, the Company determined to divest the assets of Mindstream Media, LLC and has entered on June 25, 2014 into a Memorandum of Understanding that was reported to FINRA.

b. On October 23, 2013, Joseph Douglas Rosen, a non-affiliate, purchased 20,018,018 shares of Common Stock of the Issuer for $20,000.

c. On January 22, 2014, the Company filed an Amendment to the Articles of Incorporation to designate the preferences, rights, and limitations of 1,000,000 shares of Series B Preferred Stock. A copy of such Series B Preferred Stock Designation and Amendment is attached as Item 2 (2) to the Exhibits hereto.

d. On January 27, 2014, Veidt Research, LLC purchased 1,000,000 shares of Series B Preferred Stock of the Company for services at $0.10 per share.

6. On March 24, 2014, Veidt Research LLC entered into a Stock Purchase Agreement with DNDK Partners, Inc. to sell 1,000,000 shares of restricted Series B Preferred Stock and 446,541,107 restricted shares of common stock of the Company. The transaction closed on March 26, 2014. Under the Company's 1-5000 stock split of April 21, 2014, reported to FINRA, DNDK's current restricted Common Stock share are 89,309 As of the date of this Offering Statement, The Series B Preferred Stock has the right to vote at all times at least80% of the votes on any matter requiring the vote of shareholders. See Item 2 of Exhibits for the Series B Preferred Stock Designation and Amendment.

4. Applicable Exemptions for the Above Issuances

The Company issued the securities in a private transaction not involving a public offering to accredited investors under Section 4(2) of the 1933 Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

In order to implement its initial business plan to expand entertainment rental kiosk installation in accordance with the schedule proposed by Management, the Issuer must raise at least $6 million, if not more, within one year to eighteen months. If this Regulation A Offering is successful in raising the Maximum Amount of $2 million, the Issuer would need to raise $4m or more to execute the deployment of 2000 entertainment rental kiosks, an optimum case scenario under its business objectives. Further, the Company and its Board are considering the feasibility of later expanding the business over a going forward timeline into the deployment of automated retail boxes in other retail situations besides entertainment rental kiosks. This latter possibility of deploying automated retail boxes in other retail situations is in the discussion phase only and may or may not be implemented by Management. Nevertheless, this potential line of business expansion does raise the issue of anticipating a need for further capital to fund such potential expansion.

Accordingly, the Board of Directors has authorized the Company to pursue discussions concerning a Regulation D or Regulation S offering, which would be offered only to qualified and accredited investors with which: (1) the Company has developed or may develop a relationship from a strategic investment point of view; or (2) the Company has a prior relationship or connection through friends, family and/or known business connections. There will be no general solicitation of either of such offerings. The stock offered in such offerings could be restricted common stock or restricted preferred stock of a different designation than the existing Series B Preferred Stock. The Company would make very clear that such Regulation D or Regulation S offerings and their terms are separate and distinct from this Regulation A Offering, and that each Offering has its unique advantages and restrictions.

The pricing of any Regulation D or Regulation S offering is anticipated to be at a discount to this Regulation A offering, as such stock would be restricted for applicable regulatory periods of time, and because the objective would be to secure large blocks of investment from strategic partners and known referrals which have industry alignment, vision and synergy with the Company and its objectives. A portion of any such investment raised may also be directed towards the development and deployment of automated retail boxes in targeted growth industries besides entertainment kiosks.

A further capital raise and offering may be dilutive to current shareholders, as well as to any persons which become shareholders by virtue of subscribing to this Regulation A Offering.

ITEM 7. Marketing Arrangements

The Company does not presently have marketing arrangements as described in (a) and (b) of this Section below.

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes: **N/A**

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **N/A**

(2) To stabilize the market for any of the securities to be offered; **N/A**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **N/A**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **N/A**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof has been employed for such purpose on a contingent basis, nor, at the time of such preparation or certification or at any time to date, has had a material interest in the issuer or any of its parents or subsidiaries. No such expert was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee. No contingency arrangements presently exist for any such expert.

ITEM 9. Use of a Solicitation of Interest Document N/A

No publication authorized by Rule 254 regarding “Solicitation of Interest” has been used prior to the filing of this notification.

Name: ___________

No.: ___________

INTERLINE RESOURCES CORPORATION

CONFIDENTIAL REGULATION A OFFERING CIRCULAR

Offer of up to $2,000,000 in Common Stock, or 10,000,000 Shares, at $0.20 per Share

Date: September ___, 2014

Type of securities offered: **Common Stock**

Maximum number of securities offered: **Up to 10,000,000 Shares of Common Stock**

Minimum number of securities offered: **2,000,000 Shares, for $400,000**

Price per security: $0.20 per share

Total proceeds: **If maximum sold: $2,000,000**

If minimum sold: $400,000 (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes **[X] No**

If yes, what percent is commission of price to public? **N/A**

Is there other compensation to selling agent(s)? **N/A**

Is there a finder's fee or similar payment to any person? [ ] Yes **[X] No** (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? **[X] Yes** [] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes

[X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

The Company does not intend to offer securities under this Regulation A Offering to affiliates. Affiliate sales, including sales to officers and directors, would require present transfer restrictions as the Company has not had Net Operating Income in either of the past two years.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE US SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.
[**X**] Is in the development stage.
[**X**] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

State Registration or Qualification

The Company has not yet begun the qualification or registration process of this Offering in any State or jurisdiction, pending the filing of this Regulation A Offering Statement with the SEC and its federal qualification. Once the Offering is qualified, the Company intends to test waters for interest and identify potential investors. At such point that interest is identified, the Company intends to comply with appropriate state and jurisdictional procedures to propose the Offering to investors in such states or jurisdictions.

THE COMPANY

Exact corporate name: Interline Resources Corporation

State and Date of Incorporation: Utah, October 1988

Street address of Principal Office: 2950 North Loop West, Suite 500,

Telephone: 281-377-1046

Persons to contact regarding the Offering: TimothyRegnier, President and Director, John M. White, Vice President, Secretary, Treasurer and Director, Michael Marcovsky, CEO, Gordon White, Director.

TABLE OF CONTENTS

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

THE SECURITIES OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF THEIR INVESTMENT. PLEASE CONSULT YOUR FINANCIAL ADVISOR BEFORE MAKING AN INVESTMENT IN THIS SECURITIES, AS THEY MAY NOT BE SUITABLE FOR YOUR PORTFOLIO. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

THE COMPANY

1. Exact corporate name: Interline Resources Corporation

State and date of incorporation: Incorporated in Utah, October 7, 1988

Fiscal year: 12/31

Street address of principal office: 2950 North Loop West, Suite 500, Houston, TX 77092
Company Telephone Number: (281) 377-1046

Person(s) to contact at Company with respect to offering:

Timothy Regnier, President, Director and Chief Operating Officer

John M. White, Vice President, Treasurer and Corporate Secretary, and Director

Gordon White, Director

Michael Marcovsky, CEO

Our representatives will be available to consult with any potential investor who is a recipient of this Offering Circular.

We undertake to make available to every investor during the course of this Offering and prior to sale, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Offering Circular or for any other purpose relevant to a prospective investment in the securities offered hereby.

Note: In addition to the risks set forth in this Offering Circular, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which

constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

PLEASE NOTE THAT SOME OF THESE RISK FACTORS MAY BE OF EQUAL WEIGHT AND THE PRESENCE OF ANY OF THESE RISK FACTORS COULD CAUSE AN INVESTOR TO LOSE ALL OR PART OF ITS INVESTMENT.

RISK FACTORS

Our Company has very limited operating history, and we have operating losses. We presently have limited revenues and assets. We are uncertain of future profitability.

Our Company is a development stage company with limited operating history, limited capitalization and limited assets. Our total QUICKflickUSA, Inc. revenue for 2013 was $256,674, and our net losses were $574,607. We may experience substantial operational losses and negative cash flows over an extended period of time. Our Company is presently at risk as a going concern. Without a substantial capital raise and successful implementation of its business plan, including negotiation of entertainment rental kiosk placement and operating agreements with strategic retail locations, our Company may not be profitable, we may cease operations, and an investor has the risk of losing its entire investment.

We are minimally capitalized. There is no assurance that we will be successful in a capital raise. We have a significant need to raise additional funds to accomplish our business plan and become profitable. Given these circumstances and uncertainties, any investor in our Offering will risk the loss of its total investment.

Our Company is dependent upon raising substantial capital to execute upon our business plan. At present we are minimally capitalized. We presently own 12 entertainment rental kiosks free and clear and 30 entertainment rental kiosks which are equipment financed. We need to raise at least $3 million dollars to execute upon our immediate plan of the installation of an estimated 1000 entertainment rental kiosks. There is no assurance that the Company can raise the Minimum Amount or up to the Maximum Amount of this Offering of up to $2 million.

Even if the Company can raise this Offering's Maximum Amount, there is no assurance that the Company will succeed in becoming profitable or will be able to raise the additional capital necessary to execute successfully on its business plan. There also is no assurance that the Company will be able to obtain additional financing necessary to continue its business on a timely basis or on acceptable terms. This could lead to the loss of an investor's entire investment. It could also lead to dilution and additional finance terms that are adverse to your interest.

We have significant entertainment rental kiosk competitors which are well established, significantly more capitalized, have significant national reach in locations as well as number of kiosks. We compete with Redbox, regional and local kiosk and brick and mortar retail companies, as well as numerous competitors which distribute entertainment and games through the Internet and a variety of distribution channels that could be considered "next

generation". These competitive pressures could seriously harm our business, financial condition and results of operations.

Our entertainment rental kiosk business faces direct competition from Redbox, owned by a well capitalized public company. Redbox is a well established and profitable entertainment rental kiosk company, owned by Outerwall, Inc., with over 44,000 Redbox kiosks, in 36,400 locations in the US, Canada, and Puerto Rico, see OuterWall, Inc., Form 10-K, filed with the SEC on February 6, 2014. We face both consumer and retailer acceptance of our entertainment kiosk brand. Both retailers and consumers are highly aware of Redbox which has a large national sales force. While we believe we offer certain strategic competitive advantages over Redbox to consumers and retailers (see Description of Business in Item 3), we need to raise capital to employ a sales force, gain name recognition through advertising and marketing, and to deploy a significant number of entertainment rental kiosks to be able to gain entertainment rental kiosk market share, particularly in retail locations that may present good opportunities for us, yet be too small for Redbox, and including locations that currently locate Redbox and could be displaced by our offering. We also compete with a fragmented market of locally and regionally owned kiosks that are not owned by Redbox, as well as local and regional brick and mortar DVD and entertainment rental companies.

To this point, we would note that while the demise and closing of giant brick and mortar DVD rental stores, such as Blockbuster and Hollywood Video, has presented us with an opportunity for growth by placing our entertainment rental kiosks near locations where those now closed companies had retail stores, others locally and regionally owned kiosk and brick and mortar retailers may also be competing for such locations.

We also compete with other non-kiosk entertainment content providers, including those using other distribution channels, which may have more experience, greater or more appealing inventory, better financing, and better relationships with those in the movie and video game industries, than we have, including:

- mail-delivery and online/streaming retailers, like Netflix or Amazon;
- cable, satellite, broadcast and telecommunications providers, like Comcast or DISH Network;
- traditional movie programmers, like HBO or Showtime;
- other forms of movie content providers like Internet sites including iTunes,
- YouTube, Hulu or Google;
- traditional brick and mortar video retailers, such as Walmart, Barnes and Noble and other chain stores selling DVDs and video games;

Our majority stockholders presently control over 95% of our Common Stock. This means they will control any material decision affecting our Company, regardless of what an investor's percentage ownership of Common Stock will be after this Offering. Also, our Board of

Directors may issue and fix the terms of shares of our Preferred Stock without stockholder approval, which could adversely affect the voting power of holders of our Common Stock or any change in control of our company, Our Board and our majority shareholders will control the strategic direction of our Company.

Our majority common stockholders, Integrated Management USA Corp. and Revcon Investment Corp., each presently own 48.96% of our Common Stock directly. Each also owns indirectly, .075% of our Common Stock through its mutual interest in DNDK Partners, Inc. Accordingly, each effectively owns 49.03% of our Common Stock, or collectively, 99.6% of our Company.

Further, each of our majority common stockholders owns indirectly, through its mutual interest in DNDK Partners, Inc., 500,000 shares of Series B Preferred Stock in the Company. DNDK Partners, Inc. consequently owns in total 1,000,000 shares of our Series B Preferred Stock. This Series B Preferred Stock has super voting rights of 2000 common votes per share and conversion rights of 500 restricted shares of Common Stock per share, and presently can vote 80% of our Common Stock.

The practical effect of such control means that these majority shareholders may consent to any number of material actions concerning the Company which may conflict in interest with you and other minority shareholders, including but not limited to, the Company's debt and equity capitalization structure; reverse and forward splits; the issuance of new stock and debt; the authorization of convertible debt, convertible preferred stock, stock warrants and stock options, and the issuance of stock upon conversion or exercise of such instruments; the sale of the Company's assets; the merger of the Company into another company; the sale of a majority interest in the Company's stock; a change in strategic direction of the Company; an adjustment of the deployment of capital raised to accommodate strategic objectives; the dilution of existing stockholders; and many other actions which may adversely affect your stock interest and investment.

For example, the Company's initial business plan anticipates the purchase and deployment of entertainment rental kiosks in strategic locations across the US. The Company's second phase business plan anticipates a possible development of advanced automatic retail kiosks for uses other than entertainment in strategic retail growth industries such as pharmaceuticals and specialty consumer retail products. The Company's Board of Directors and majority shareholders may ultimately determine it is in the best interest of the Company and its shareholders to focus resources on certain business phases before others, dependent upon market and economic opportunities.

Our Offering price is arbitrarily determined and does not represent our underlying asset value, future growth or profit potential. There is presently a limited public trading market for our Common Stock, and our Common Stock is thinly traded. Accordingly, you may not be able to resell your stock in either the public or private markets, and even if you can, you might not recoup your initial investment.

There is presently a limited public trading market for our Common Stock on the OTC Markets, and our Common Stock is thinly traded. Further, there is no private market for our Common Stock. There is no assurance of either a public or private market developing for our Common

Stock. Accordingly, you may not be able to resell any stock you purchase in this Offering in either the public or private market.

Even if you can sell your stock, you might not recoup the amount of your initial investments. The price of our Common Stock under this Offering has been arbitrarily determined by the Board of Directors, and does not reflect actual book value, cash value, or projections of the Company based on metrics such as actual discounted cash flow. Accordingly the public or private market price for the stock, if any such market were to exist, may be significantly less than the per share price of this Offering. As mentioned, no such market may ever exist. Further market forces may drive our stock price down for any number of reasons. We are presently a "penny stock" which carries significant risk for an investor. Any investor in this Offering must bear the risk of losing its entire investment.

While the Regulation A Stock Offered hereunder is freely tradable under federal law in the hands of non-affiliates (presuming SEC qualification and no change in SEC rules or action thereunder), such stock may not be resold or freely traded in states which do not recognize the resale of such securities. In states which do recognize such resale, typically such resale must be made in unsolicited non-broker transactions. Additional state restrictions and qualifications may apply, and the holder bears the risk of compliance.

Once qualified, Regulation A stock is typically freely tradable in the hands of non-affiliates under the exemption set forth in Rule 251, et seq. of Regulation A, unless reason were to exist for a suspension or withdrawal of the exemption. At the state level, however, certain states do not presently recognize the federal exemption for Regulation A stock and resale may not be permitted. . In such states which do recognize federal Regulation A, typically, such resale must be made in "unsolicited transactions." No broker may be involved in unsolicited transactions. Individual states may impose additional restrictions and qualification requirements upon Regulation A qualified stock, and the holder of such stock bears the risk of compliance with state law. According to the OTC Markets, the following states do not recognize exemptions for unsolicited transactions in Regulation A stock: New York, Pennsylvania, Tennessee, Arkansas, Louisiana, and Texas.

The SEC is currently developing new rules for Regulation A qualified stock in connection with the passage of the federal Jobs Act. When those rules are issued and approved, it is possible they could affect any exempt federal free trade status of stock issued under this Offering.

The SEC has proposed new rules for Regulation A, including rules to implement a Congressionally mandated increase in the limits of Regulation A offerings from $5 million to $50 million. The SEC, in its rulemaking, has proposed that for Companies which make offerings under Regulation A exceeding $5 million and up to $50 million, such Companies must have audited financials. The SEC is also proposing a blanket exemption from state qualification and blue sky requirements for such $5 million up to $50 million offerings. The treatment of offerings under Regulation A which do not exceed $5 million, or the treatment of stock qualified under Regulation A prior to the issuance of such new rules is unclear.

While it is possible that the SEC could grandfather previously filed Regulation A offerings and/or stock previously qualified under Regulation A, there can be no assurance that any exemption permitted by current Regulation A rules will remain in place following the adoption and issuance of new rules. Further the SEC could impose audit and other requirements to qualify for the new Regulation A rules. In any event, while we do not anticipate adverse action and will maintain efforts to comply with SEC rules, the SEC does presently have authority to suspend the current Regulation A exemption under the conditions set forth in Rule 258. Under any of these circumstances, the Company could be required to register its stock, undergo a lengthy audit, suspend trading, restrict its Common Stock, and/or to comply with other conditions imposed by the SEC, state commissions, FINRA and/or the DTC. Any such suspension or SEC action which removes or fails to recognize the Regulation A exemption would materially restrict trading and transfer in the Company's stock and significantly impair your liquidity for what could be an indefinite period of time.

We are dependent on our key personnel. Our staff is presently limited. We will need to recruit and retain additional qualified personnel to successfully grow our business.

The future success of the Company will largely be dependent upon the efforts, specialized expertise of its current directors and officers, particularly. Timothy Regnier, President and Director, John M White, Vice President Treasurer, Secretary and Director, Gordon White, Director, and Michael Marcovsky, CEO. Also, with respect to our subsidiary, QUICKflickUSA, Inc., our key personnel includes: Timothy Regnier, President and Director, John M White, Vice President, Director Treasurer and Secretary, Tim Goltz, Vice President and Director, Gordon White, Chairman of the Board, and Von Shows, Director.

Further, the Company presently has limited staff to deploy a regional or national business plan of critical growth. If the Company does not raise sufficient capital, it will not be able to hire additional staff, either as consultants or as employees, and its business plan may not be executed.

The Company does not have employment contracts or key man life insurance with respect to any of its officers and key personnel. The loss of any of these principals may adversely affect the business and prospects of the Company and may cause an investor to lose his entire investment.

We depend upon third-party manufacturers, suppliers and service providers for key components and substantial support for our kiosks.

We are operators of automated retail kiosks, presently in the entertainment space. We are not manufacturers of any such kiosks. Accordingly, we are dependent upon third party manufacturers, suppliers and service providers for key components and substantial support for our kiosks. We do not have exclusive relationships with such manufacturers, suppliers and service providers. While we hope to maintain excellent relations with our manufacturers, suppliers, and service providers, such continued relationships will depend upon our ability to become profitable, to timely pay our trade receivables and our equipment financing obligations. Also, to stay competitive with Redbox and other entertainment kiosk companies, as well as to possibly develop retail kiosks in other retail areas besides the entertainment retail space, we must be able afford and deploy state of the art kiosks.

We do not expect to pay dividends and investors should not buy our Common Stock expecting to receive dividends. We are a penny stock which the SEC recognizes as extremely risky.

We have no obligation to pay any dividends to our shareholders, and we have no expectation that we would pay any such dividends in either the near or long term. Even if we become profitable and we were no longer classified as a "development stage" company, we will have no obligation to pay dividends to shareholders. No one should purchase our stock with the expectation of receiving a dividend or market appreciation of the value of our stock

In fact, we are a "penny stock," which the SEC recognizes as extremely risky. Investors should refer to the broker disclosure and warnings required by Schedule 15-G under the Securities Exchange Act of 1934, as quoted below;

"Penny stocks are low-priced shares of small companies. Penny stocks may trade infrequently which means that it may be difficult to sell penny stock shares once you have them. Because it may also be difficult to find quotations for penny stocks, they may be impossible to accurately price. ***Investors in penny stock should be prepared for the possibility that they may lose their whole investment (emphasis added by the SEC)."***

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company currently operates entertainment rental kiosks in retail environments which rent DVD and Blu-Ray. The Company intends to blend strategy, creativity, technology and intelligent analytics to recognize opportunities, launch product extensions, secure the right locations and develop partnerships to provide maximum benefits to retailers as well as their customers.

The Company's first phase retail growth will leverage our ongoing entertainment rental kiosk(s) as described above. This business model is similar to that of Redbox, where the Company contracts with retail chains at the corporate headquarter level for a period of 3-5 years, on an exclusive basis, to deploy DVD rental kiosks into the chain's locations. The Company owns, operates and manages retail customer service remotely and then pays the retailer a commission (negotiable, but typically around 5-10% of gross sales).

For a variety of reasons, we believe that consumers will continue to rent entertainment videos from kiosks and that the optical disc (but not necessarily "only" the conventional DVD or the newer Blu-ray disc format) has another decade of widespread use in the US. The first is a slowdown in the new creation of broadband capacity (and the ongoing rollout in broadband offerings in general) in the US, particularly in secondary markets. At the same time, high-definition media technology is growing exponentially. There is (or will be) a dislocation between the latest and greatest streaming technology hubs in large, well-to-do cities like New York and Los Angeles. Large swaths of the US will not keep up vis-à-vis ultra-broadband services, e.g., in the mid-west, where cable companies cannot economically justify large fiber-optic rollouts, with increasing costs to the end-user, in some cases approaching $100/month just for premium broadband services. In such areas, $1.20/night for a new-release movie rental will remain a good value from many consumers' perspectives.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers

for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company, through QUICKflickUSA, Inc. presently installs entertainment rental kiosk on strategic retail locations. Market opportunities for Phase 1 leveraging the entertainment rental kiosk business unit, are largely in the supermarket sector. In Phase I, the Company is targeting deployment of 2000 entertainment rental kiosks in the supermarket sectors and other strategic locations.

Critical to any operator of automated retail equipment is a sound and properly structured relationship with its manufacturer(s). We have an existing entertainment rental kiosk supply agreement with a major manufacturer. The terms of such contract are proprietary, and we believe public disclosure of such terms could put us at risk that our competitors could also negotiate such terms with our supplier. We are under non-disclosure agreement with our supplier regarding such terms. Upon execution of an appropriate confidentiality and non-use agreement, we can discuss disclose information regarding our supplier to potential investors. We also have other entertainment rental kiosk suppliers with whom we have purchased entertainment rental kiosks or with whom we can potentially entertainment rental kiosks.

The Company has contracted with one of the most progressive manufacturers in the industry. With contracts to distribute and operate entertainment rental kiosks, the Company is well-positioned to increase its market share with the support of shareholders' capital, a seasoned kiosk operations team, a qualified Board of Directors and the retail industry's long-term trends as outlined above.

The Company intends to take a leading role in automated retail, along with our manufacturer, to be constantly raising the bar with state of the art convenience, security and labor-saving technologies. It intends eventually to expand its kiosk offerings in other retail growth sectors, such as automated pharmacy kiosks and other convenience/price-driven retail automation opportunities. Total market opportunities for the pharmacy kiosk, our Phase 2 strategy, encompass 67,000 pharmacies, 37,000 supermarkets, as well as the 150,000 convenience stores. The automated retail pharmacy market has yet to be meaningfully tapped in the United States, and with our manufacturer we intend to position the Company for competitive advantage in this developing growth market.

(c)(1) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The Company is involved generally in the automated retail business and is presently focused on the entertainment rental business (primarily DVDs and Blu-ray movies) by way of automated kiosks which are deployed into high-traffic retail locations such as grocery stores and pharmacies. The Company expects to compete in select regional areas nationwide in the deployment of entertainment rental kiosks.

(c)(2) Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges

for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We will compete in our entertainment rental kiosk business by positioning our retail sites in strategic locations, negotiating multisite favorable contracts with major retailers, negotiating favorable content supply contracts which avoid the typical industry 28- daydelay in getting new release entertainment content to our customers, and maintaining competitive industry standard prices for our entertainment rentals and other products.

Redbox is our major competitor in the entertainment rental kiosk business. They presently have some 40,000 locations deployed, mainly in grocers, pharmacies and convenience store locations. Redbox has largely set the industry price for entertainment (rentals) on a per-night basis, of $1.20. Redbox currently averages about $2 billion per year in revenue.

Redbox' current challenges are a decided lack of any future expansion within the US marketplace and its 28-day delay in getting new release product into its kiosk network. As an independent operator, the Company has an advantage in being able to offer new releases on the day of release, rather than weeks later, as Redbox must with the majority of titles.

We also compete with other non-kiosk entertainment content providers, including those using other distribution channels, which may have more experience, greater or more appealing inventory, better financing, and better relationships with those in the movie and video game industries, Please see our RISK FACTORS which detail these non-kiosk entertainment content provider competitors.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market.

The Company is actively marketing its entertainment rental kiosk business to major grocery, convenience and retail stores across the country, and to retailers which may also have high recognition brand names in regional centers. Our marketing strategy is to place our kiosks in multiple retail store locations which have significant and frequent retail traffic. We are also targeting locations with a consumer clientele that would be attracted by our price point, ease of use, variety of entertainment content. Notably our disc formats simply require use of a disc player that is compatible with DVDs and/or Blu-Ray technology, and do not require the Internet, a computer, or fancy and expensive equipment. Our present contracts with Valero and Fiesta Mart for multiple locations are excellent examples of the ongoing execution of our marketing strategy.

Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies.

Currently, our marketing is being executed by our officers, with consultation from our directors. With the raise of capital, we intend to add marketing and sales professionals with significant experience and relationships in the entertainment and retail kiosk industry. Our marketing approach is described in the first part of this question above. We are mindful of the experience and development of Redbox, as a case study which we see in the press and public filings. We also developed our own marketing recommendations from our actual experience in operating the predecessor to the Company, an entertainment rental kiosk company in Canada. There, we not only gained insight on consumer behavior, the importance of the technological quality of the kiosks, and operational practices, but also the procedures and relation building that goes along with contracting with major retailers. We believe these and further insights we develop will continue to inform our marketing and add to the growth of our business.

Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. None.

Describe any major existing sales contracts. None.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A – No Backlogs

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company does not have employees. It anticipates hiring employees and consultants over the next 12 months, provided sufficient capital is raised, to enhance the sales and marketing force. The number hired will depend upon capital raised, entertainment rental kiosks deployed, and revenue generated. We don't anticipate collective bargaining agreements or strikes. The Company may eventually develop an employee stock benefit program.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration

dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise

The Company has a month-to-month leased office located at 2950 North Loop West, Suite 500, TX 77092. The Company is actively looking for permanent, mixed-use office and warehouse space in the region that best suits the growth of the Company, and its subsidiary.

The Company presently owns 12 entertainment kiosks outright and also owns 30 entertainment rental kiosks which are subject to equipment finance arrangements. Please see our Use of Proceeds on Page 21A to see the number of entertainment rental kiosks we would expect to purchase and deploy, given a present capital raise at the $400,000, $1,000,000, or $2,000,000 levels. The number of kiosks which could be purchased and deployed will substantially change dependent upon the amount of capital raised.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like.

The Company has no patents or other intellectual property, except for the Canadian trademark of "QUICKflick.™" The Company through its legal professionals is has filed to obtain trademarks and is pursuing this and other intellectual property avenues in the US. The Company considers its current contractual relations and terms with several suppliers proprietary and release of such information could subject the Company to undue and unwanted competition from competitors.

Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

No License Agreements. No funds were spent on research and development last year, and none are expected this year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company has a straightforward entertainment rental kiosk business which installs entertainment kiosks on retail locations typically owned by other landlords and retail establishments. The landlords and retail establishments are typically responsible for local zoning compliance, as well as handicapped access, and other regulations affecting retail business traffic. We do not presently have employees, so we have limited if any obligations under labor laws. This could change upon the hiring of employees. We are responsible for complying with varying tax regulations and levies in each jurisdiction in which we do business.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

QUICKflickUSA, Inc. See Business Description and Financial Statements in this Offering.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

See Summary of Company History and FINRA Notice regarding a 5000-1 reverse stock split, each set forth in Item 2 (15) of the Exhibits.

On May 27, 2014, the Company entered into a Share Purchase Agreement to purchase 100% of the outstanding Common Stock of QUICKflickUSA, Inc. as follows:

(a) Revcon Investment Corp. purchased 30,000,000 shares of the Company's restricted Common Stock, or 49.86% of the Company's outstanding Common Stock in consideration of 50% of the outstanding Common Stock of QUICKflickUSA, Inc. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

(b) Integrated Management USA Corp. purchased 30,000,000 shares of the Company's restricted Common Stock, or 49.86% of the Company's outstanding Common Stock in consideration of 50% of the outstanding Common Stock of QUICKflickUSA, Inc. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

See Item 2(15) for a copy of the May 27, 2014 Share Purchase Agreement.

4.(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Milestones

September 2014-December 2014: Raise money under Regulation A Offering (presuming $1,000,000 raised out of a potential $2,000,000 Maximum Amount raise)

September 2014: Re-deploy 35 kiosks in underperforming locations.

September 2014-October2014: Order kiosks to fill locations already negotiated (100). We are negotiating projects with five to seven of the top twenty grocery and retail groups in the country. We currently have an exclusive agreement with Valero's dealer stores (a potential of 4000 locations) and with Fiesta Mart. Fiesta Mart has 60 locations of which we are currently in 30.

November 2014: Hire 2 full time employees, 1 technical support staff, 1 Senior Operations Manager

October-December 2014: Negotiate more locations and set up another 100 for deployment in Q1-Q2 2015. Evaluate existing content supplier arrangements for sufficiency and negotiate further arrangements if needed.

Total Deployment Target under a $1,000,000 capital raise is 235 kiosks by Q2 2015

While we show significant losses in Year One (See Use of Proceeds), Management believes that all things being equal and stabilized, an investment of 400,000 (Minimum Amount), 1,000,000, or 2,000,000 (Maximum Amount) would result in Net Income in Year Two following the raise of the capital, as set forth in the table below:.

Amount raised	$400,000	1,000,000	$2,000,000
Approx.Year 2 Net Income	$273,000	1,600,000	$4,000,000

4 .(b) The consequences of our not raising capital and our not being able to deploy a critical number units would be to cause losses, lack of profitablilty, and risk of investment loss. Please refer to RISK FACTORS.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

On a standalone non-consolidated basis, both Interline Resources Corp. and its now wholly owned subsidiary, QUICKflickUSA, Inc, had significant total losses and losses per share. Loss per share for the Company is based upon the current outstanding shares of common stock as of May 31, 2014 of 60,166,298 shares.

For **Interline Resources, Inc.**, based upon 60,166,298 shares of Common Stock outstanding as of May 31, 2014:

Total Loss for 2013: (18,013) Total Loss per Share: (0.00030) per share.

For **QUICKflickUSA, Inc.**, based upon 3,400,000 shares of Common Stock outstanding on 12/31/13);

Total Loss for 2013: $(574,607) Total Loss per Share ($0.17) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

No profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Interline Resources Corporation

Net tangible book value: $248,466 or $0.0041 per share at 60,166,298 shares outstanding) as of May 31, 2014

QUICKflickUSA, Inc.

Net tangible book value: $271,375 or $0.08 per share, at 3,400,000 shares outstanding as of 12/31/13.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Board of Directors has taken into account the going forward and potential future value of the Company upon the raise of capital and the potential revenue that may be derived from the purchase and deployment of additional kiosks dependent upon various levels of proceeds that may be received

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

A. Most Recent Issuances Per Stock Purchase Agreement of May 27, 2014 ("Stock Purchase Agreement") To Affiliates

1. Name of Issuer, Title and Amount of Securities Issued, Names of Recipients of Issued Securities

(a) Revcon Investment Corp. purchased from Issuer Interline Resources Corp. (the Company: or the "Issuer") 30,000,000 shares of restricted Common Stock, or 49.86% of the outstanding Issuer Common Stock. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

(b) Integrated Management USA Corp. purchased from the Issuer 30,000,000 shares of restricted Common Stock, or 49.86% of the outstanding Issuer Common Stock. 20,000,000 of these shares of Common Stock are subject to a two year lock up period.

2. Consideration Paid for the Above Issuances

Revcon Investment Corp., Integrated Management USA Corp., each purchased shares in the Company as stated above, per the May 27, 2014 Stock Purchase Agreement, in consideration of collectively tendering to the Issuer 100% of the outstanding Common Stock of QUICKflickUSA, Inc.

3. Affiliates Involved With the Above Issuances

Please refer to Item 1(e) in the Part I Offering Statement which gives detailed beneficial ownership concerning Revcon Investment Corp. and Integrated Management USA Corp. The Part I Offering Statement is attached in full in the Exhibits as part of Item 2 (15).

4. Applicable Exemptions for the Above Issuances

The Company issued the securities in a private transaction not involving a public offering to accredited investors under Section 4(2) of the 1933 Securities Act.

B. Other Issuances or Sales Within One Year Besides Those Related to the Stock Purchase Agreement

1. Name of Issuer, Title and Amount of Securities Issued, Names of Recipients of Issued Securities, Consideration Paid for the Issuances

a. On August 31, 2013, the Issuer entered into a Share Exchange Agreement with Mindstream Media, LLC whereby it issued 446,541,107 shares of Common Stock to Veidt Research, LLC, and 49,615,678 shares of restricted Common Stock to Ronald Gainious in exchange for 100% of the shares of Mindstream Media, LLC. After post-acquisition review, the Company determined to enter into a Memorandum of Understanding (MOU) to divest the assets of Mindstream Media, LLC on June 25, 2014. This MOU was reported to FINRA.

b. On October 23, 2013, Joseph Douglas Rose, a non-affiliate, purchased 20,018,018 shares of Common Stock of the Issuer for $20,000.

c. On January 22, 2014, the Company filed an Amendment to the Articles of Incorporation to designate the preferences, rights, and limitations of 1,000,000 shares of Series B Preferred Stock. A copy of such Series B Preferred Stock Designation and Amendment is attached as Item 2 (2) to the Exhibits hereto.

d. On January 27, 2014, Veidt Research, LLC purchased 1,000,000 shares of Series B Preferred Stock of the Company for services at $0.10 per share.

e. On March 24, 2014, Veidt Research LLC entered into a Stock Purchase Agreement with DNDK Partners, Inc. to sell 1,000,000 shares of restricted Series B Preferred Stock and 446,541,107 restricted shares of common stock of the Company. The transaction closed on March 26, 2014. Under the Company's 1-5000 stock reverse split of April 21, 2014, reported to FINRA, DNDK's current restricted Common Stock shares are now 89,309. As of the date of this Offering Statement, The Series B Preferred Stock has the right to vote at all times at least 80% of the votes on any matter requiring the vote of shareholders. See Item 2 of Exhibits for the Series B Preferred Stock Designation and Amendment.

Applicable Exemptions for the Above Issuances

The Company issued the securities in a private transaction not involving a public offering to accredited investors under Section 4(2) of the 1933 Securities Act.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the Maximum is sold: 14%

If the Minimum is sold: 3.2%

This presumes conversion of debt of $38,650 into 572,600 shares, as described in detail in Question 41. This does not assume conversion of the outstanding Series B Preferred Stock, which if fully converted would result in the issuance of up to 500,000,000 shares of Common Stock. Such a Series B Preferred Stock conversion would significantly dilute all Common Stock holders, including those who may purchase Common Stock under this Offering. See Question 41 for details on the authorization of stock to convert Series B Preferred Shares.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)?

If the maximum is sold: $14,000,000

If the minimum is sold: $12,600,000

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INTENTIONALLY LEFT BLANK

USE OF PROCEEDS
PLEASE REFER TO OUR TABLE ON PAGE 21A

9. Our Use of Proceeds for Year One is attached on the following Page __. This presents our projected use of procceds for a Minimum, Maximum, and a Mid-Level Offering:

We note that while this Page ___ Use of Proceeds reflects significant losses in Year One, Management believes that all things being equal and stabilized, an investment of 400,000 (Minimum Amount), 1,000,000, or 2,000,000 (Maximum Amount) would net out the following Net Income in year Two following the raise of the capital. Management believes that this Net Income level could continue assuming little change occurred. Such cash from actual Net Income could be used to grow and expand the business. Please refer to RISK FACTORS.

Amount raised	$400,000	1,000,000	$2,000,000
Approx.Year 2 Net Income	$273,000	1,600,000	$4,000,000

INTENTIONALLY LEFT BLANK

USE OF PROCEEDS YEAR ONE

	$2,000,000	$1,000,000	$400,000	$200,000
Kiosk Deployment	**545**	**235**	**85**	Not Feasible
Deployment costs	$1,393,000	$619,000	$155,000	
New Kiosk Costs	$3,313,000	$1,483,000	$371,000	
Capital Cost Totals	**$4,706,000**	**$2,102,000**	**$526,000**	
Equipment Financing	-$3,022,000	-$1,343,000	-$336,000	
Total Capital Outlay	**$1,684,000**	**$759,000**	**$190,000**	
Revenue	$4,305,000	$1,617,000	$402,000	
Direct Operating Expenses	-$3,079,000	-$1,215,000	-$327,000	
Payroll	-$775,000	-$250,000	-$133,000	
General & Administration	-$424,000	-$225,000	-$89,000	
Equipment Financing Cost	-$344,000	-$170,000	-$66,000	
Operating Income (Loss)	**-$317,000**	**-$243,000**	**-$213,000**	
Net Cash Flow	**-$2,001,000**	**-$1,002,000**	**-$403,000**	
Project Cashflow (Investment)	$2,000,000	$1,000,000	$400,000	

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10(a) If material amounts of funds from sources other than this offering are to be in conjunction with this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent.

Equipment Financing

The Company will use material amounts of funds from equipment financing in conjunction with the proceeds of this offering. The Company presently has an equipment financing arrangement with one of its suppliers for purchase of kiosk machines, which can be implemented upon sufficient capital raise. The Company has utilized and has in place financing arrangements for 30 of its presently owned kiosks (12 additional kiosks are owned free and clear of financing). While there are typical contingency clauses and covenants in the equipment financing arrangements, in the ordinary course of business, so long as the Company is current in its finance payment arrangements and there are no extraordinary circumstances, the equipment financing should be available, provided sufficient equity capital is provided as down payment at the time of purchase.

Equity Financing

Presently, no material amounts of funds from equity sources other than this offering will be used in conjunction with the proceeds of this offering. In other words, there are no firm or contingent equity sources that the Company presently has lined up that would provide funds at this time.

Debt Financing

From time to time, affiliates of the Company have or may make working capital loans to the Company. The Company's business plan does not presume such working capital loans will be made, or will be available in the case of a shortfall. See Question 39(b) for a list of loans that have been made to date, along with identification of these affiliates.

Need to Obtain Further Capital beyond the Regulation A Offering to Carry Out the Business Plan

The Company emphasizes that in order to implement its business plan most successfully, in accordance with the optimum plans of Management (which targets a total deployment of 2035 entertainment rental kiosks through a total capital raise of $6 million), the Issuer must raise at least $4 million, if not more, in excess of the Maximum Amount capital raise of $2 million that may be made under this proposed Regulation A offering. While lower amounts of capital raise may still forward the Company's business plans, the timeline for achieving profitability will be significantly increased without further capital, and in fact the lack of sufficient capital increases the risk of continuing viability of the Company, There can be no assurance that any such capital will be successfully raised, or that the Company will carry out its business plan and become profitable.

A further capital raise and offering may be dilutive to current shareholders, as well as to any persons which become shareholders by virtue of subscribing to this Regulation A Offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No discharge of debt.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No acquisition of assets other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No reimbursement of officers, directors, employees, or stockholders for services already rendered.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Whether the Company will have liquidity or cash flow problems within the next 12 months will depend in large part upon whether or not it raises sufficient capital to purchase and install at least 235 entertainment rental kiosks. The Company's cash flow projections and operating results are dependent upon the installation of a minimum number of entertainment rental kiosks. The Company is not in default or breach of any note, loan lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company is current with its payments to DVD and entertainment content suppliers and retail location providers. See our Answer below in Question 12 as to our need for additional capital and how such additional capital would help resolve any liquidity problem.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

See our Answer to Question 11 above regarding liquidity issues over the next 12 months, as well as the information below.

The Company's business model for its Phase 1 business, which is the entertainment kiosk business, is straightforward. Consumers rent the Company's retail entertainment content, such as DVDs and Blu-Ray discs, which the Company acquires from non-studio content wholesalers or distributors. The retail location where the Company places its entertainment rental kiosk is paid a revenue percentage fee. The more entertainment rental kiosk locations the Company can install, particularly in areas where consumers will support the rental of entertainment content, the more revenue the Company should make, and fixed cost burdens will be spread among a greater number of entertainment rental kiosks which produce increased revenue.

The Company is presently operating at a loss because of fixed expenses, early stage development costs, including but not limited to systems operations and testing costs, marketing, sales and supplier development costs and entertainment rental kiosk purchases. The installation and operation of significantly more entertainment rental kiosks in strategic revenue producing locations is intended to increase revenue, reverse further losses, and ultimately bring net income to the Company.

To fully perform on Phase 1 of its business plan, which involves purchase and deployment of a significant number of entertainment rental kiosks, the Company anticipates a total capital need of approximately $6 million dollars, of which a maximum of $2 million is sought in this Regulation A Offering. The source of such funds is not known.

If the Company does not raise enough capital in this Offering to install a significant number of entertainment rental kiosks, it will need to raise more capital through debt or equity financing, and whether or not it does so, it may suffer further losses.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

Present Capitalization:

Number of common shares authorized: 500,000,000 shares. **Par or stated value per share, if any:** $0.005. **Total shares of Common Stock outstanding:** 60,357,175 as of: 7/31/2014. **Total shares of Series B Preferred Stock outstanding:** 1,000,000

Capitalization After Minimum Offering Presuming 2,000,000 Shares Sold

Number of common shares authorized: 500,000,000 shares. **Par or stated value per share, if any:** $0.005.
Total shares of Common Stock outstanding: 62,357,175
Total shares of Series B Preferred Stock outstanding: 1,000,000 (no change)

Capitalization After Maximum Offering Presuming 10,000,000 Shares Sold*

Number of common shares authorized: 500,000,000 shares.
Par or stated value per share, if any: $0.005.
Total shares of Common Stock outstanding: 70,357,175
Total shares of Series B Preferred Stock outstanding: 1,000,000 (no change)

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights

763,457 shares of Common Stock are presently reserved to satisfy debt conversion rights. See Question 41 for details on this convertible debt.

While the presently 1,000,000 outstanding share of Series B Preferred Stock have the right to convert into Common Stock at the rate of 500 shares to 1, The Company does not have a present obligation to increase its number of authorized shares to have 500,000,000 shares in reserve for the conversion of the Series B Preferred Stock. Upon notice that the Series B Preferred Stock shareholders wish to convert their preferred stock into a number of shares of Common Stock that exceeds the presently outstanding number authorized shares, the Board of Directors of the Company will immediately approve the increase in authorized shares and cause the Company to file an appropriate amendment to its Articles of Incorporation. See Item 2(2) of the Exhibits, Certificate of Designation of Series B Preferred Stock.

DESCRIPTION OF SECURITIES

The answers to Questions 14-17 are presented directly here in the interest of clarity, as both the questions and the answers are straightforward and brief.

14. The Securities being offered hereby are: [X] Common Stock

15. These Securities only have voting rights as holders Common Stock under state law.

The Securities have no special voting rights or cumulative voting rights. There are no preemptive purchase rights. There are no rights to dividends, and no dividends are anticipated. There is no preference upon liquidation of the Company to Common Stock

16. The Securities are not convertible. They do not carry warrants or option rights.

17. The Securities are Common Stock only. They are not notes or debt, nor do they have any features or benefits of notes or debt. There is no interest-type payment associated with the Common Stock. There is also no right to repayment of any amount invested in the common stock.

18. If securities are Preference or Preferred stock: Are unpaid dividends cumulative? [ ] Yes [X] No Are securities callable? [ ] Yes [X] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

The Securities offered under this Offering Circular are Common Stock and not Preferred Stock. We do have a class of Series B Preferred Stock outstanding that is not the subject of this Offering. See Item 2 (2) of Exhibits which contains the Company's Charter, Bylaws, Certificate of Designation of Series B Preferred Stock, and relevant amendments thereto.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

We expect to pay no dividends. We expect any financing arrangements we might negotiate would have restrictions precluding us from paying dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis)

There are zero assets available for payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the

Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

Items 21 and 22 are not applicable. The Issuer through its officers and directors is responsible for distribution of the securities.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Timothy Regnier, President, Director and Chief Operating Officer

John M. White, Vice President, Director, Treasurer and Corporate Secretary

Michael Marcovsky, Chief Executive Officer

Gordon White, Director

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No N/A

N/A No special group.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Our escrow agent for the Minimum Amount of the Offering is:

Suntrust Banks, Inc.
919 East Main St., 7th Floor
Mail Code VA- HDQ - 5307
Richmond, VA 23219
Tel: 804-782-7084

See Item 2 (9) of the Exhibits for the Form of Escrow Agreement.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

March 15, 2015

(c) Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

The Company will bear any escrow fees related to the Offering. Any interest accrued by the escrow will be applied to such escrow fees.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

As earlier discussed, the majority shareholders are affiliates and will have ongoing restrictions on sale pursuant to Rule 144. Any issuances made to non-affiliates over the past year are restricted per the terms of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Neither the Company nor its subsidiary QUICKflickUSA, Inc. have paid dividends, made distributions, or redeemed any securities in the past five years.

DIRECTORS OF THE COMPANY

33. Number of Directors:

Interline Resources Corporation, the Issuer, has three (3) directors:

John M. White
Tim Regnier
Gordon White

Its wholly owned subsidiary, QUICKflickUSA, Inc. has five (5) directors:

Gordon White
John M. White
Tim Goltz
Von Shows
Christian Billesberger

If Directors are not elected annually, or are elected under a voting trust or other arrangement, please explain. N/A

34. Information concerning all directors.

1. Gordon White

Age: 60

Office Street Address: 10558 115 Street, Edmonton, AB T5H 3K6

Telephone No.: (780) 969-6500

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

No employers – Self-employed through the following companies of which Mr. White is either owner or majority shareholder:

Integrated Management & Realty Ltd. - President

Integrated Management USA Corp.

Integrated Management Corp. – Director

Precise ParkLink (West) Ltd. - President

Phire Interactive Ltd. - Director

New Frontiers Ltd. – Director

AdQ Media Inc. – Secretary Treasurer

DNDK Partners Inc. – Integrated Management USA Corp. owns 50% of the shares

Education: High School Graduate

2. Timothy Regnier

Age: 35

Office Street Address: 10558 115 Street, Edmonton, AB T5H 3K6

Telephone No.: (780)-938-8383

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1. May 2014- Present. President/COO of Interline Resources, Inc. and President of QUICKflickUSA Inc. Business development, corporate visioning and business strategy, execution of business plans.

2. October 2011-May 2014 Managing Director of QUICKflickUSA, Inc. –Set up operations in USA, business development, corporate visioning and business strategy, execution of business plans.

3. March 2007-September 2011-Vice President of the predecessor QUICKflick unit in Canada . Create and implement operational framework.

4. July 2010-Present -Associate at RE/MAX Real Estate. Real Estate Brokerage.

Education: Bachelor of Arts in Religious Studies. Taylor University College. 2003.

3. John M. White

Age: 25
Office Street Address: 10355 W Little York, Ste 100 Houston TX 77041
Telephone: 210-998-9318

Employers:
2004 – 2007 | West Edmonton Mall Property, Inc | Park Supervisor
Oversaw operations of Galaxyland Amusement Park and management of 75+ staff

2007 – 2012 | Integrated Management Corp. dba QUICKflick Operations Manager
Created and developed operational processes that assisted in the day-to-day operation of the QUICKflick business unit

2012 – present | QUICKflickUSA, Inc. | VP, Operations & Administration

2014 – Present | Interline Resources Corporation | VP, Operations & Administration (also a director)

Oversee and manage operations and administrative responsibilities.

Education: High School Graduate

Name: Von Shows

Age: 51

Office Street Address: 26108 Overlook Parkway, Suite 1120 San Antonio Texas 78260

Telephone Number: 210-725-4574

Name of employers, titles and dates of positions held during the past 5 years with an indication of job responsibilities.

USAA 2013- Present (Lead Channel Manager)- Responsible for Channel Optimization and Website Administrator and Governance for B2B Portal.

2005-Present- WPF Consulting Management Group- Business Development Consulting

Tejas Videos-2004-2011 (CEO)-automated DVD kiosk company

Education (degrees, schools, and dates): Bachelors-Southwest Texas State University 1990 / Masters Degree-Websters University 1995

Christian Billesberger

Age: 31

Office Street Address: 201 625 Parsons Rd SW, Edmonton, AB

Telephone No.: (780) 497-8586

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

No employers – self-employed through companies I own or am majority shareholder in, being:

Revcon Oilfield Constructors Inc.- Vice President
Revcon Rentals LP- director
DNDK Partners Inc. – Director

Education: High School Graduate, Certified Tradesman, Project Management Professional

Also a Director of the Company [X] Yes [ ] No Indicate amount of time to be spent on Company matters if less than full time:

Timothy Donald Goltz
Age 41

Office Street Address 10558 115 St, Edmonton, AB
Telephone Number: (780) 969-6507
Name of employers, titles and dates of positions held during the past 5 years with an indication of job responsibilities.

Integrated Management & Realty – Vice President, Business Development (2008-present)

- Macroeconomics
- Industrialization of the Construction Process (R&D, with the University of Alberta Civil Engineering Department)
- Northern Alberta market access development

Integrated Management Corp./QUICKflickUSA, Inc – Vice President, Corporate Marketing & Research (2007-present)

- Business development and strategy
- Economic/market research
- International market development

Education (degrees, schools, and dates)

Bachelor of Arts, Religious Studies, Hebrew Bible and Ancient Languages, Taylor University College, 2002
Master of Arts, Religious Studies, Hebrew Bible, University of Alberta, 2004
PhD, (all but dissertation), Religious Studies, Hebrew Bible and Ancient Near Eastern History, McGill University, 2006

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The Officers of the Company are:

Timothy Regnier, President and Chief Operating Officer

John M. White, Vice President, Secretary and Treasurer

Michael Marcovsky, CEO

Officer Biographies

Please see the biographies of Timothy Regnier and John M. White above in the Director section.

Michael Marcovsky
Age: 69

Office Street Address: 2950 North Loop West, Suite 500 Houston, TX 77092

Telephone Number: 281-377-1046

Titles and dates of positions held during the past 5 years with an indication of job responsibilities.

CEO, Interline Resources Corporation, May 2014-present.

President and Owner of Allderdice Media Holdings, Inc., (1980-present), a multi-tiered, Los Angeles-based communications firm, which develop strategies for entry into new arenas of pay television, cable, new media, digital signage, and pay-per-view.

President and Owner of Golden M Consulting, Inc.(1980-present)

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain:

1.Tim Regnier, John M. White, Tim Goltz and Gordon White were involved with the management of QUICKflick™ Canada In 2007, QUICKflick™ became an innovator in Canadian DVD rental kiosk network – literally creating a new Canadian marketplace. This was done via pilot programs with high-profile retailers. These have included 7-Eleven Canada, Rexall, Husky, Mohawk and IGA. QUICKflick™ aimed to expand its market leadership by continuing its growth through installing, operating and servicing more QUICKflick™ equipment.

In the course of our rapid growth and expansion in 2007, several additional strategies were formed to reflect synergistic opportunities, which the DVD kiosk intrinsically presents due to the symbiotic nature of our newly established business relationships with retailers.

The idea was correct but the first generation equipment was not enterprise ready. It had lower capacity and an overly simplified reporting system that did not build strength as hoped. This led the QUICKflick™ team to consider many innovations through evaluating marketing, reporting, and kiosk operations. Tim Goltz, Tim Regnier, John M. White, and Gordon White deployed and redeployed the initials 42 kiosks into 200 different locations to get the kiosks to perform better and accomplish their goals. In essence, the team moved around its first generation kiosks to different locations to test various market sectors and the corporate actors within these sectors, such as grocery, convenience store, pharmacies, and post-secondary institutions. However, the lack of an enterprise solution and an unaware Canadian market led QUICKflick™ to move operations to the already established US entertainment rental kiosk market with an enterprise level machine. Our experience led us to evaluate newer and second generation equipment which we seek to further deploy in the US.

2. The Company's CEO, Michael Marcovsky, through one of his privately held operating companies which has no relationship to the Issuer, expended over $150,000 to gain experience in the DVD kiosk industry by purchasing five DVD kiosks in late 2012 in a pilot project in Southern California by way of an equipment vendor from Toronto, Canada. The pilot study began in January of 2013 through the Summer of 2013. The DVD kiosks were installed and operated successfully for purposes of the pilot program at Chevron gas station convenience stores in Carlsbad, Costa Mesa, Fullerton, and Chula Vista (2), all in Southern California.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

See Question 35 (a) immediately above.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Presently, all of the Company's key personnel are consultants. The Company intends to offer customary key personnel employment agreements, with an employee benefit compensation, only when Management and the Board of Directors makes a business judgment decision that the Company can afford to offer such employment agreements and benefits. Factors that would go into such a business judgment decision include, but are not limited to, the amount of capital raised by the Company, the number of entertainment rental kiosks it is able to deploy, the amount of gross revenue and net operating income generated by the Company, and the strategic value certain potential employees can bring to the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of

insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

There are no key man policies.

INTENTIONALLY LEFT BLANK

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Interline Resources Corporation filed a Chapter 11 proceeding in US Bankruptcy Court in July, 1997. The Company operated as a debtor in possession until its Plan of Reorganization, filed January 23, 1998, was approved by the US Bankruptcy Court.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

DNDK Partners, Inc. 1,000,000 Series B Preferred Shares.

DNDK Partners, Inc. 89,309 Restricted Common Shares

Integrated Management USA Corp. owns 30,000,000 of the Issuer's Restricted Common Shares, 20,000,000 of which are subject to a two-year lock-up agreement. Integrated Management USA Corp controls 49.86% of the Company's Common Stock, plus its interest in DNDK Partners, as set forth below. Integrated Management USA Corp. received its stock in consideration of the sale of 50% of the ownership of QUICKflickUSA, Inc. Integrated Management USA Corp. is indirectly controlled by Gordon and Jane White, See Part I in Item 2 (15) of the Exhibits.

Revcon Investment Corp. owns 30,000,000 of the Issuer's Restricted Common Shares, 20,000,000 of which are subject to a two-year lock-up agreement. Revcon controls 49.86%of the Company's Common Stock, plus its interest in DNDK Partners, as set forth below. Integrated Management USA Corp. received its stock in consideration of the sale of 50% of the ownership of QUICKflickUSA, Inc. Revcon Investment Corp. is indirectly controlled by Christian Billesberger and David Szatkowski, See Part I in Item 2 (15) of the Exhibits.

Please refer to Part I of the Offering Statement that has been filed with the SEC, which is incorporated by reference. A copy of this Part I is set forth in Item 2 (15) of the Exhibits to this Offering Circular.

38. Number of shares beneficially owned by Officers and Directors as a group:

Integrated Management USA Corp., a corporation controlled by Gordon White, a director, and Jane White, owns 30,000,000 Common Stock shares of the Company (49.78 % of total Common Stock outstanding). Integrated Management USA Corp. also indirectly owns, through DNDK Partners, Inc., 500,000 shares of Series Preferred B Stock which carry 40% of the Voting Rights of the Company's common stock.

Revcon Integrated Management USA Corp., a corporation controlled by Christian Billesberger, a Company director, owns 30,000,000 Common Stock shares of the Company (49.78 % of total Common Stock outstanding). Revcon indirectly owns, through DNDK Partners, Inc., 500,000 shares of Series Preferred B Stock which carry 40% of the Voting Rights of the Company's common stock.

The Series B Preferred Stock can convert into common stock at a 500 to 1 ratio. So if this Preferred B were fully converted, this would add 250,000,000 shares of Common Stock to the 30,000,000 presently indirectly owned by Gordon and Jane White. See Item 2 (15) of the Exhibits, which sets forth Part I of the Offering Statement filed with the SEC.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Gordon White is a director of the Company and, along with Jane White, is a principal shareholder in Integrated Management USA Corp. which holds 48.6% of the outstanding shares of Common Stock of the Company. He and Jane White are husband and wife. John M. White, a Vice President, Director, Corporate Secretary and Treasurer of the Company, is their son.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

There are no such loans, agreements, leases, financing or other arrangements to Officers, Directors, key personnel or 10% stockholders, or any of their relatives.

On the other hand, the Company's affiliates have made bridge loans **to** the Company for various operating capital purposes, as follows:

On April 1, 2014, Integrated Management USA Corp. was issued an unsecured promissory note at 3% interest for a loan of $25,000 made to the Company due and payable on March 31, 2016, which may be extended at such lender's discretion.

On April 1, 2014, Revcon Investment Corp. was issued an unsecured promissory note at 3% interest for a loan of $25,000, due and payable on March 31, 2016, which may be extended at such lender's discretion.

On March 1, 2014, Revcon Investment Corp. was issued an unsecured promissory note at 3% interest for a loan of $90,000 due and payable on February 29, 2016, which may be extended at the lender's discretion.

On July 1, 2014, Integrated Management USA Corp. was issued an unsecured promissory note at 3% interest for a loan of $25,000, due and payable on June 30, 2016, which may be extended at the lender's discretion.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The Company will take into account the efforts and services provided by Officers and Directors over the past few years which have not been compensated. The Company expects to take the fair market value of any such uncompensated services into account when establishing stock and stock option compensation plans.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

There are no guarantees or co-signatures.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

John M. White has received remuneration from QUICKflickUSA, Inc. in the form of cash in consideration of services provided as a consultant. For 2013, the total amount was $48,000. For 2014, Mr. White has received $4000 per month for a total of $32,000 to date.

Von Shows, has received remuneration from QUICKflickUSA, Inc. in the form of cash in consideration of services provided as a consultant. For 2013, the total amount was $19,047.67. For 2014, Mr. Shows received a total of $7,540 to date.

The Company will take into account the efforts and services provided by Officers and Directors over the past few years which have not been compensated. The Company expects to take the fair market value of any such uncompensated services into account when establishing stock and stock option compensation plans.

(c) If any employment agreements exist or are contemplated, describe:

There are presently no employment agreements for officers, directors or key employees. Upon raise of sufficient capital and/or the attainment of revenue levels that could support appropriate consulting and employment agreements, the Company intends to make industry competitive employment offers to officers who serve as key employees, as well as to hire strategic industry professionals to implement the Company's business plan.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights, to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

If all securities are sold under the Maximum Amount of this Offering, and all convertible debt securities are exercised, the outstanding shares would be 70,929,757. The convertible debt securities represent 0.8% of total outstanding in this Maximum Amount scenario.

If the Minimum Amount of the Offering is sold, and all convertible debt securities are exercised, the outstanding shares would be 62,929,757. The convertible securities represent 0.09 % of total outstanding in this Minimum Amount scenario.

Our debt of $38,650, incurred by parent Interline Resources Corp, is currently convertible into 572,600 shares of our Company common stock at a price of $0.0675 per share, subject to market conditions. Our debt was incurred prior to December 31, 2008 in consideration of services provided by non-affiliates. In no circumstance may this debt be converted into an aggregate amount of common stock that would equal or exceed more than 5% of our outstanding common stock at any time.

It should be mentioned that the above calculations were made without regard to the Series B Preferred Stock held indirectly and equally by two affiliate Shareholders. The conversion of such Series B Preferred Stock in full would result in an increase of 500,000 shares of outstanding Common Stock. Such convertible Series B Preferred Stock represents a multiple of approximately 8.1 times the present number of shares of outstanding Company Common Stock.

If such Series B Preferred Stock were fully converted, and the Company raised the Maximum Amount under this Offering, the total outstanding would be 570,929,757. The number of securities issued in a raise of such a Maximum Amount would be approximately 0.00350% of total outstanding. If the Minimum Amount were raised, the total amount outstanding would be 562,929,757. The number of securities issued in a raise of such Minimum Amount would be approximately0.0355% of outstanding.

The Company does not have a present obligation to increase its number of authorized shares to have 500,000,000 shares in reserve for the conversion of the Series B Preferred Stock. Upon notice that the Series B Preferred Stock shareholders wish to convert their preferred stock into a number of shares of Common Stock that exceeds the presently outstanding number authorized shares, the Board of Directors of the Company will immediately approve the increase in authorized shares and cause the Company to file an appropriate amendment to its Articles of Incorporation.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Board of Directors has blank check authority to approve or disapprove all future stock purchase agreements, stock options, warrants, convertible preferred and debt, and other rights without shareholder approval.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The business is highly dependent upon the services of Tim Regnier, President and Director, John M. White, Vice President, Director, Corporate Secretary and Treasurer, Gordon White, Director, and Michael Marcovsky, CEO, for the parent company; and for the subsidiary QUICKflickUSA, Inc., upon Tim Regnier, President, John M White, Vice President, Director, Corporate Secretary and Treasurer, Gordon White Chairman of the Board, Von Shows, Director, and Tim Goltz, Vice President and Director. Gordon White is a major shareholder of the Company. While there are presently no employment arrangements with key personnel, upon the raise of sufficient capital, the Company intends to enter into industry competitive compensation agreements which will include cash, equity awards and participation in an employee stock option plan. Further, the Company has cultivated relationships with executives and consultants in the kiosk industry, and intends upon attaining appropriate revenue and capital raise levels to broaden its employee base and consultant base with such individuals.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There is no past, pending or threatened litigation against the Company or its Officers, Directors or other key personnel, to the best of the knowledge of such Officers, Directors and key personnel, which would have a material effect upon the Company's business, financial condition, or operations.

The Company's CEO, Michael Marcovksy, settled a civil lawsuit with the Federal Trade Commission ("FTC") in 1998. These parties voluntarily settled the law suit. No motions were filed, and no discovery was conducted, save for depositions regarding Mr. Marco sky's assets.

There were no adverse findings of wrong doing against Mr. Marcovsky. A June 26, 2002 letter by Pick and Boydston, Attorneys at Law, to Mr. Marcovsky, (attached hereto as Item 2 (15) in the Exhibits), discusses the civil settlement. Mr. Marcovsky's role as CEO of the Company focuses on his substantial background in entertainment distribution channels and content, as well as his hands on experience in the DVD kiosk business. Because of Mr. Marcovsky's significant experience and reputation in the entertainment industry, as well as in the finance and roll up of early and mid stage cellular telephone companies through relationships with accredited investors, the Board of Directors of the Company has invited Mr. Marcovsky, as well as certain other Company officers and directors, to introduce accredited investors only to the Company. See Question 24 herein.

FEDERAL TAX ASPECTS

44. The Company is a C corporation.

Note: The Company makes no representation or advisory as to the tax consequences to an investor upon an investment in the Securities. Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax consequences to such investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

We incorporate Part I of our Offering Statement filed with the SEC by reference. We have included a copy of Part I in Item 2 (15) of our Exhibits.

Our company was incorporated in October, 1988. A summary of our corporate history is attached in Item 2 (15) of our Exhibits.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. The Financial Statements are attached on the next Page 46A sequence below:

INTERLINE RESOURCES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Fixed assets, net	300,000	300,000
TOTAL ASSETS	$ 300,000	$ 300,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2013	2012
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 51,534	$ 66,534
Total current liabilities	51,534	66,534
TOTAL LIABILITIES	51,534	66,534
STOCKHOLDERS' EQUITY (DEFICIT)		
Series B Preferred stock, no par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.005 par value, 2,000,000,000 shares authorized, 814,452,391 and 460,875,000 shares issued and outstanding	4,072,262	2,304,375
Additional paid in capital	334,257	2,069,131
Accumulated deficit	(4,158,053)	(4,140,040)
Total Stockholders' Equity (Deficit)	248,466	233,466
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 300,000	$ 300,000

INTERLINE RESOURCES CORPORATION
BALANCE SHEETS
MARCH 31, 2014 AND DECEMBER 31, 2013

ASSETS

	MARCH 31, 2014	DECEMBER 31, 2013
CURRENT ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Fixed assets, net	300,000	300,000
TOTAL ASSETS	$ 300,000	$ 300,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

	MARCH 31, 2014	DECEMBER 31, 2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 51,534	$ 51,534
Total current liabilities	51,534	51,534
TOTAL LIABILITIES	51,534	51,534
STOCKHOLDERS' EQUITY (DEFICIT)		
Series B Preferred stock, no par value, 1,000,000 shares authorized, 1,000,000 and no shares issued and outstanding	-	-
Common stock, $0.005 par value, 2,000,000,000 shares authorized, 814,452,391 and 814,452,391 shares issued and outstanding	4,072,262	4,072,262
Additional paid in capital	334,357	334,257
Accumulated deficit	(4,158,153)	(4,158,053)
Total Stockholders' Equity (Deficit)	248,466	248,466
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 300,000	$ 300,000

INTERLINE RESOURCES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
REVENUES	$ -	$ -
COST OF REVENUES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	18,013	40,487
Impairment	-	1,222,876
Total operating expenses	18,013	1,263,363
OPERATING LOSS	(18,013)	(1,263,363)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(18,013)	(1,263,363)
Provision for income taxes	-	-
NET LOSS	$ (18,013)	$ (1,263,363)

INTERLINE RESOURCES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

	THREE MONTHS ENDED MARCH 31, 2014	THREE MONTHS ENDEI MARCH 31, 2013
REVENUES	$ -	$ -
COST OF REVENUES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	100	18,013
Impairment	-	-
Total operating expenses	100	18,013
OPERATING LOSS	(100)	(18,013)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(100)	(18,013)
Provision for income taxes	-	-
NET LOSS	$ (100)	$ (18,013)

INTERLINE RESOURCES CORPORATION
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (18,013)	$ (1,263,363)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Impairment	-	1,222,876
Change in assets and liabilities		
Increase (decrease) in accounts payable and accrued expenses	(15,000)	(420,468)
Total adjustments	(15,000)	802,408
Net cash (used in) operating activities	(33,013)	(460,955)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of notes payable	-	-
Proceeds received from issuance of common stock	33,013	460,875
Net cash provided by financing activities	33,013	460,875
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	(80)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-	80
CASH AND CASH EQUIVALENTS - END OF YEAR	$ -	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

INTERLINE RESOURCES CORPORATION
STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

	THREE MONTHS ENDED MARCH 31, 2014	THREE MONTHS ENDED MARCH 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (100)	$ (18,013)
Adjustments to reconcile net (loss)		
to net cash used in operating activities:		
Preferred stock issued for services	100	-
Change in assets and liabilities		
Increase (decrease) in accounts payable and accrued expenses	-	18,013
Total adjustments	100	18,013
Net cash (used in) operating activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of notes payable	-	-
Proceeds received from issuance of common stock	-	-
Net cash provided by financing activities	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ -	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

INTERLINE RESOURCES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND YEARS ENDED DECEMBER 31, 2013 AND 2012

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance - December 31, 2011	-	$ -	-	$ -	$ 3,912,631	$ (2,876,677)	$ 1,035,954
Common stock issued for cash	-	-	460,875,000	2,304,375	(1,843,500)	-	460,875
Net loss for the year ended December 31, 2012	-	-	-	-	-	(1,263,363)	(1,263,363)
Balance - December 31, 2012	-	-	460,875,000	2,304,375	2,069,131	(4,140,040)	233,466
Common stock issued for cash	-	-	562,174,803	2,810,874	(2,777,861)	-	33,013
Cancellation of shares in divestiture	-	-	(208,597,412)	(1,042,987)	1,042,987		-
Net loss for the year ended December 31, 2013	-	-	-	-	-	(18,013)	(18,013)
Balance - December 31, 2013	-	-	814,452,391	4,072,262	334,257	(4,158,053)	248,466
Preferred stock issued for services	1,000,000	-	-	-	100	-	100
Net loss for the three months ended March 31, 2014	-	-	-	-	-	(100)	(100)
Balance - March 31, 2014	1,000,000	$ -	814,452,391	$ 4,072,262	$ 334,357	$ (4,158,153)	$ 248,466

QUICKflickUSA, INC.
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 209,381	$ 109,804
Accounts receivable	4,880	12,194
Total current assets	214,261	121,998
Fixed assets, net	489,322	655,157
TOTAL ASSETS	$ 703,583	$ 777,155

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2013	2012
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 157,214	$ 150,336
Current portion of loans payable	105,843	105,843
Total current liabilities	263,057	256,179
LONG-TERM LIABILITIES		
Loaans payable, net of current portion	169,151	274,994
TOTAL LIABILITIES	432,208	531,173
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value, 3,500,000 shares authorized, 3,400,000 and 1 shares issued and outstanding	34,000	-
Additional paid in capital	1,666,090	1,100,090
Accumulated deficit	(1,428,715)	(854,108)
Total Stockholders' Equity (Deficit)	271,375	245,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 703,583	$ 777,155

QUICKflickUSA, INC.
BALANCE SHEETS
MARCH 31, 2014 AND DECEMBER 31, 2013

ASSETS

	MARCH 31, 2014	DECEMBER 31, 2013
CURRENT ASSETS		
Cash	$ 182,240	$ 209,381
Accounts receivable	5,339	4,880
Total current assets	187,579	214,261
Fixed assets, net	442,249	489,322
TOTAL ASSETS	$ 629,828	$ 703,583

LIABILITIES AND STOCKHOLDERS' DEFICIT

	MARCH 31, 2014	DECEMBER 31, 2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 138,635	$ 157,214
Loan payable - related party	100,000	-
Current portion of loans payable	105,843	105,843
Total current liabilities	344,478	263,057
LONG-TERM LIABILITIES		
Loaans payable, net of current portion	126,616	169,151
TOTAL LIABILITIES	471,094	432,208
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value, 3,500,000 shares authorized, 3,400,000 shares issued and outstanding	34,000	34,000
Additional paid in capital	1,666,090	1,666,090
Accumulated deficit	(1,541,356)	(1,428,715)
Total Stockholders' Equity (Deficit)	158,734	271,375
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 629,828	$ 703,583

QUICKflickUSA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
REVENUES	$ 256,674	$ 105,606
COST OF REVENUES	194,344	204,144
GROSS PROFIT (LOSS)	62,330	(98,538)
OPERATING EXPENSES		
General and administrative	445,202	431,897
Depreciation	188,293	101,011
Total operating expenses	633,495	532,908
OPERATING LOSS	(571,165)	(631,446)
NET LOSS BEFORE OTHER EXPENSE AND PROVISION FOR INCOME TAXES	(571,165)	(631,446)
Other expense - interest expense	(3,442)	(557)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(574,607)	(632,003)
Provision for income taxes	-	-
NET LOSS	$ (574,607)	$ (632,003)

QUICKflickUSA, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

	THREE MONTHS ENDED MARCH 31, 2014	THREE MONTHS ENDEI MARCH 31, 2013
REVENUES	$ 68,040	$ 63,507
COST OF REVENUES	42,215	50,198
GROSS PROFIT	25,825	13,309
OPERATING EXPENSES		
General and administrative	87,675	56,201
Depreciation	47,073	47,073
Total operating expenses	134,748	103,274
OPERATING LOSS	(108,923)	(89,965)
NET LOSS BEFORE OTHER EXPENSE AND PROVISION FOR INCOME TAXES	(108,923)	(89,965)
Other expense - interest expense	(3,718)	(273)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(112,641)	(90,238)
Provision for income taxes	-	-
NET LOSS	$ (112,641)	$ (90,238)

QUICKflickUSA, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (574,607)	$ (632,003)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation	188,293	101,011
Change in assets and liabilities		
(Increase) decrease in accounts receivable	7,314	(11,688)
Increase in accounts payable and accrued expenses	6,878	46,059
Total adjustments	202,485	135,382
Net cash (used in) operating activities	(372,122)	(496,621)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(22,458)	(583,048)
Net cash (used in) investing activities	(22,458)	(583,048)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of loans payable, net of proceeds	(105,843)	380,837
Proceeds received from issuance of common stock	600,000	800,000
Net cash provided by financing activities	494,157	1,180,837
NET INCREASE IN CASH AND CASH EQUIVALENTS	99,577	101,168
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	109,804	8,636
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 209,381	$ 109,804
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 3,442	$ 557
Income taxes	$ -	$ -

QUICKflickUSA, INC.
STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

	THREE MONTHS ENDED MARCH 31, 2014	THREE MONTHS ENDED MARCH 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (112,641)	$ (90,238)
Adjustments to reconcile net (loss)		
to net cash used in operating activities:		
Depreciation	47,073	47,073
Change in assets and liabilities		
(Increase) in accounts receivable	(459)	(3,663)
(Decrease) in accounts payable and accrued expenses	(18,579)	(10,307)
Total adjustments	28,035	33,103
Net.cash (used in) operating activities	(84,606)	(57,135)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	-	(22,198)
Net cash (used in) investing activities	-	(22,198)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of loans payable, net of proceeds	(42,535)	(42,535)
Proceeds of loans payable - related parties, net of proceeds	100,000	-
Proceeds received from issuance of common stock	-	100,000
Net cash provided by financing activities	57,465	57,465
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,141)	(21,868)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	209,381	109,804
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 182,240	$ 87,936
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ 3,718	$ 273
Income taxes	$ -	$ -

QUICKflickUSA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional		
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2011	1	$ -	$ 300,090	$ (222,105)	$ 77,985
Common stock issued for cash	-	-	800,000	-	800,000
Net loss for the year ended December 31, 2012	-	-	-	(632,003)	(632,003)
Balance - December 31, 2012	1	-	1,100,090	(854,108)	245,982
Common stock issued for cash	3,399,999	34,000	566,000	-	600,000
Net loss for the year ended December 31, 2013	-	-	-	(574,607)	(574,607)
Balance - December 31, 2013	3,400,000	34,000	1,666,090	(1,428,715)	271,375
Common stock issued for cash	-	-	-	-	-
Net loss for the three months ended March 31, 2014	-	-	-	(112,641)	(112,641)
Balance - March 31, 2014	3,400,000	$ 34,000	$ 1,666,090	$ (1,541,356)	$ 158,734

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company deployed into a new US market with a minimal amount of entertainment rental kiosks. Accordingly, the fixed expenses of the Company's operations were spread over a small number of revenue producing locations, producing losses. Also, the Company originally deployed entertainment rental kiosks at certain Fiesta Mart test market locations that proved not to be optimum revenue producers. The Company is now redeploying such entertainment rental kiosks to other locations which the Company believes will be more profitable. The Company expects such losses to eventually be reversed by deploying a significant number of kiosks in strategic revenue producing locations. As a result of its test marketing, the Company has also developed further insight into patterns of consumer buying, as well as strategic relationships with other major retailers, so the Company its next round of entertainment kiosk placement will be more strategic and ultimately more profitable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company has experienced challenging operating results historically which have primarily resulted from: (a) size and scale issues, (b) cost of entertainment rental kiosks, and (c) learning curve in test marketing and strategic placement of such kiosks. While large accounts, such as Valero Energy's 3800 convenience store opportunity, have been successfully, negotiated (even to replace Redbox in some locations), certain locations have been revenue challenged. Management has taken major steps to rectify this systemic problem by consulting with former staff of industry competitors who have had revenue successes and know exactly which types of locations are the best (for example, grocery stores in certain locations) and those which may present difficulties (convenience stores, in certain location). Management is working towards an "opportunity filtering matrix" which will improve our ability to choose the best possible locations by leveraging specific industry knowledge from successful entertainment kiosk operations and effectively removing guesswork what comprises profitable location-types.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 24.3 %.

What is the anticipated gross margin for next year of operations? Assuming the capital raise of $1,000,000 and installation of 235 entertainment rental kiosks, approximately 24.8 %.

If this is expected to change, explain. Also if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

A review of the most recent 10-K of Outerwall, Inc., the parent of Redbox did not readily show industry gross margins or gross margins for Redbox.

50. Foreign sales as a percent of total sales for last fiscal year: 0.0%. **Domestic government sales, as a percent of total domestic sales for last fiscal year:** 0.0% **Explain the nature of these sales, including any anticipated changes:** None

SIGNATURE PAGE FOLLOWS ON THE NEXT PAGE

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 17, 2014.

(Issuer) INTERLINE RESOURCES CORP.

By ______________________________

Michael Marcovsky, Chief Executive Officer

Note: Mr. Marcovsky is not a selling shareholder, nor are any other affiliates selling shareholders. There are no selling shareholders under this Regulation A Offering.

PART THREE

EXHIBITS

ITEM 2 INDEX OF EXHIBITS

(2) Corporate Charter and Amendments
Certificate of Designation of Series B Preferred Stock
Bylaws

(4) Form of Subscription Agreement

(9) Escrow Agreement

(11) Legal Opinion

(15) Additional Exhibits

a. Part I SEC Offering Statement Filing
b. Issuer Corporate Organizational Chart
c. Corporate History including Notification Report to FINRA on stock split
d. Pick & Boydston letter regarding Michael Marcovsky
e. Share Purchase Agreement

Exhibits Item 2

(2) Corporate Charter and Amendments
Certificate of Designation of Series B Preferred Stock
Bylaws

STATE OF UTAH
DEPARTMENT OF COMMERCE
DIVISION OF CORPORATIONS AND COMMERCIAL CODE

I Hereby certify that the foregoing has been filed and approved on the 22nd Day of Oct 19 90 in the office of this Division

EXAMINER ___ Date 10/22/90

Peter Van Alstyne

PETER VAN ALSTYNE
DIVISION DIRECTOR

133563

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

PORT CITY CORPORATION

Pursuant to the provision of Section 16-10-57 of the Utah Business Corporation Act, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation.

FIRST: The name of the corporation is Port City Corporation.

SECOND: The following amendment to the Articles of Incorporation of Port City Corporation were duly adopted by the shareholders of the corporation at a meeting held October 22, 1990, in the manner prescribed by the Utah Business Corporation Act, to Wit:

Article I - Name

The name of this corporation is INTERLINE RESOURCES CORPORATION.

ARTICLE IV - Capital Stock Classes

The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 125,000,000 shares which are divided into two classes as follows:

25,000,000 shares of Preferred Stock (Preferred Stock) $.01 par value per share, and

100,000,000 shares of Common Stock (Common Stock) $.005 par value per share.

The designations, voting powers, preferences and relative, participating, optional or other special rights, and qualification, limitations or restrictions of the above classes of stock are as follows:

Preferred Stock

1. Issuance in Series. Shares of Preferred Stock may be issued in one or more series at such time or times, and for such consideration or considerations as the Board of Directors may determine All shares of any one series of Preferred Stock will be identical with each other in all respects, except that shares of one series issued at different times may differ as to dates from which dividends thereon may be cumulative. All series will rank equally and be identical in all respects, except as permitted by the following provisions of paragraph 2.

2. Authority of the Board with Respect to Series. The Board of Directors is authorized, at any time and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment thereto including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting a series;

(b) the dividend rate or rates, whether dividends are cumulative and, if so, from which date, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

(c) the voting powers, full or limited, if any, of the shares of the series;

(d) whether the shares are redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;

(e) the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation prior to any payment or distribution of the assets of the Corporation to any class or classes of stock of the Corporation ranking junior to the Preferred Stock;

(f) whether the shares are entitled to the benefit of a sinking or retirement fund to applied to the purchase or redemption of shares of a series and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

(g) whether the shares are convertible into, or exchangeable for, shares of any other class or classes of stock of the Corporation and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

(h) any other preferences, privileges and powers, and relating participating, optional or other special rights, and qualifications, limitations or restrictions of a series, as the Board of Directors may deem advisable and as are not inconsistent with the provisions of this Certificate of Incorporation.

3. Dividends. Before any dividends on any class or classes of stock of the Corporation ranking junior to the Preferred Stock (other than dividends payable in shares of any class or classes of stock of the corporation ranking junior to the Preferred Stock) may be declared or paid or set apart for payment, the holders of shares of Preferred Stock of each series are entitled to such cash dividends, but only when and as declared by the Board of Directors out of funds legally available therefor, as they may be adopted by the Board of Directors providing for the issue of the series, payable on such dates in each year as may be fixed in the resolution or resolutions. The term "class or classes of stock of the Corporation ranking junior to the Preferred Stock" means the Common Stock and any other class or classes of stock of the Corporation hereafter authorized which rank junior to the Preferred Stock as to dividends or upon liquidation.

4. Reacquired Shares. Shares of Preferred Stock which have been issued and reacquired in any manner by the Corporation (excluding, until the corporation elects to retire them, shares which are held as treasury shares but including shares redeemed, shares purchased and retired and shares which have been converted into shares of Common Stock) will have the status of authorized and unissued shares of Preferred Stock and may be reissued.

5. Voting Rights. Unless and except to the extent otherwise required by law or provided in the resolution or resolutions of the Board of Directors creating any series of Preferred Stock the holders of the Preferred Stock shall have no voting power with respect to any matter whatsoever.

Common Stock

1. Dividends. Subject to the preferential rights of the Preferred Stock, the holders of the Common Stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall be entitled to receive all of the remaining assets of

the Corporation of whatever kind available for distribution to Stockholders ratably in proportion to the number of shares of Common Stock held by them respectively. The Board of Directors may distribute in kind to the holders of Common Stock such remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or other entity, or any combination thereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock. The merger or consolidation of the Corporation into or with any other corporation, or the merger or any other corporation into it, or any purchase or redemption of shares of stock of the Corporation of any class, shall not be deemed to be a dissolution, liquidation or winding up of the Corporation for the purposes of this paragraph.

3. Voting Rights. Except as may be otherwise required by law or this Certificate of Incorporation, each holder of Common Stock has one vote in respect of each share of stock held by him or record on the books of the corporation on all matters voted upon by the Stockholders.

Other Provisions

1. Pre-emptive Rights. No Stockholder shall have any pre-emptive right to subscribe to an additional issue of stock of any class or series or to any securities of the Corporation convertible into such stock.

2. Changes in Authorized Capital Stock. Subject to the protective conditions and restrictions of any outstanding Preferred Stock, any amendment to these Articles of Incorporation which increases or decreases the authorized capital stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the voting stock of the Corporation.

THIRD: The number of shares of the Corporation outstanding at the time of the adoption of such amendments was 17,538,000 and the number entitled to vote thereon was 17,538,000.

FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows, to-wit:

Class	Number of Shares
Common	17,538,000

FIFTH: The number of shares voted for such amendments was 10,903,100, with -0- opposing and -0- abstaining.

SIXTH: These amendments do not provide for any exchange, reclassification or cancellation of issued shares.

SEVENTH: These amendments do effect a change in the stated capital of the corporation as set forth above.

IN WITNESS WHEREOF, the undersigned president and secretary, having been thereunto duly authorized, have executed the foregoing Articles of Amendment for the corporation this 22nd day of October, 1990.

PORT CITY CORPORATION

By [signature]
Michael R. Williams, President

Attest:
[signature]
Timothy G. Williams, Secretary

State of Utah)
) ss.
County of Salt Lake)

Subscribed and sworn to before me this 22nd day of October, 1990, by Michael R. Williams, President and Timothy G. Williams, Secretary of Port City Corporation.

A.O. Headman [signature]
Notary Public

My Commission expires: 3/21/91

Residing at Salt Lake County

133563

ARTICLES OF INCORPORATION

OF

PORT CITY CORPORATION

We, the undersigned, natural persons over the age of eighteen (18) years or more, acting as incorporators of the Corporation under the Utah Business Corporation Act, adopt the following Articles of Incorporation for such Corporation.

ARTICLE I

CORPORATE NAME

The name of the Corporation is PORT CITY CORPORATION.

ARTICLE II

DURATION

The duration of the Corporation shall be perpetual.

ARTICLE III

GENERAL PURPOSES

This Corporation is organized for the following purposes:

A. To purchase, sell, and invest in new products, technologies, and businesses of any and all types and kinds.

B. To acquire or merge into existing businesses.

C. To buy, sell, mortgage, exchange, lease, hold for investment, or otherwise operate real and personal property of all kinds and any interest therein.

D. For any other purposes allowed by law.

E. The provisions of this Article shall be construed as purposes and powers and each as an independent purpose and power. The enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the Corporation, and the purposes and powers therein specified shall not be limited or restricted by reference to, or inference from, the terms of any provisions of this or any other article hereof.

ARTICLE IV

AUTHORIZED SHARES

The aggregate number of shares the Corporation shall have authority to issue is TWO HUNDRED MILLION (200,000,000) shares with a par value of ONE TENTH OF ONE CENT ($.001) per share. All stock of this Corporation shall be of the same class which shall be designated common stock.

ARTICLE V

COMMENCEMENT OF BUSINESS

The Corporation will not commence business until at least ONE THOUSAND DOLLARS ($1,000) in cash or property has been received by it as consideration for the issuance of its shares.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The post office address of the Corporation's initial registered office is 420 East South Temple, Suite 334 Salt Lake City, Utah 84111, and the name of its initial registered agent at such address is A. O. Headman, Jr.

ARTICLE VII

PRE-EMPTIVE RIGHTS

The shareholders shall have no pre-emptive rights to acquire any securities of this Corporation.

ARTICLE VIII

DIRECTORS

The number of directors constituting the initial Board of Directors of the Corporation is three (3) and the names and addresses of the persons who are to serve as directors until their successors are elected and shall qualify are:

Brad K. Buchi	1580 Bainbridge Road Sandy, Utah 84092
Lissa P. Buchi	1580 Bainbridge Road Sandy, Utah 84092
John S. Williams	9864 Sandridge Drive Sandy, Utah 84092

ARTICLE IX

INCORPORATORS

The names and addresses of the incorporators are:

Brad K. Buchi	1580 Bainbridge Road Sandy, Utah 84092
Lissa P. Buchi	1580 Bainbridge Road Sandy, Utah 84092
John S. Williams	9864 Sandridge Drive Sandy, Utah 84092

ARTICLE X

NON-ASSESSABILITY

Shares of the Corporation shall not be subject to assessment for payment of the debts of the Corporation.

ARTICLE XI

EXEMPTION FROM CORPORATE DEBTS

The private property of the shareholders shall not be subject to the payment of any corporate debts to any extent whatsoever.

ARTICLE XII

COMMON DIRECTORS - TRANSACTIONS BETWEEN CORPORATIONS

No contract or other transaction between this Corporation and any one or more of its directors of any other corporation, firm, association, or entity in which one or more of its directors or officers are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof, which authorizes, approves, or ratifies such contract or transaction, or because his or their votes are counted for such purpose if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or (b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent, or (c) the contract or transaction is fair and reasonable to the Corporation.

DATED this 7th day of October, 1988.

[signature]
Incorporator

John S. Williams
Incorporator

[signature]
Incorporator

A. O. Headman, Jr., hereby accepts the appointment as registered agent for Port City Corporation.

A. O. Headman, Jr.
Registered Agent

STATE OF UTAH)
) ss.
COUNTY OF Salt Lake)

On the 7th day of October, 1988, personally appeared before me Brad K. Buchi, who being by me first duly sworn, declared that he is the person who signed the foregoing document as an incorporator and that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 7th day of October, 1988.

A. O. Headman, Jr.
NOTARY PUBLIC
Residing at Salt Lake

My Commission expires:
3/20/92

STATE OF UTAH)
) ss.
COUNTY OF Salt Lake)

On the 7th day of October, 1988, personally appeared before me Lissa P. Buchi, who being by me first duly sworn, declared that she is the person who signed the foregoing document as an incorporator and that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 7th day of October, 1988.

A. O. Headman, Jr.
NOTARY PUBLIC
Residing at Salt Lake

My Commission expires:
3/20/92

STATE OF UTAH)
) ss.
COUNTY OF Salt Lake)

On the 6 day of Oct, 1988, personally appeared before me John S. Williams, who being by me first duly sworn, declared that he is the person who signed the foregoing document as an incorporator and that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 6 day of Oct, 1988.

STEVEN K. BAXTER
10018 Pinehurst Drive
Sandy, Utah 84092
NOTARY PUBLIC
Comm. Exp Sept. 08, 1991
STATE OF UTAH

Steven K Baxter
NOTARY PUBLIC
Residing at Sandy utah

My Commission expires:

Sept 08, 1991

STATE OF UTAH)
) ss.
COUNTY OF Salt Lake)

On the 7th day of October, 1988, personally appeared before me A. O. Headman, Jr., who being by me first duly sworn, declared that he is the person who signed the foregoing document as the registered agent and that the statements therein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 7th day of October, 1988.

Kristin Brown
NOTARY PUBLIC
Residing at Salt Lake City, UT

My Commission expires:

11/91

ACTION BY WRITTEN CONSENT IN LIEU OF MEETING
OF THE BOARD OF DIRECTORS
OF
INTERLINE RESOURCES CORP.
(a Utah corporation)

The undersigned being all of the members of the Board of Directors (the "Board") of Interline Resources Corp. (the "Company"), hereby take the following actions by written consent pursuant to Utah General Corporation Law:

Amendment of Certificate of Incorporation to Designate Series B Preferred Stock

WHEREAS, the Board of Directors has determined it to be in the best interest of the Corporation to designate a new class of Preferred Stock entitled Series B Preferred Stock.

WHEREAS, a copy of the Amendment to the Certificate of Incorporation is attached hereto as Exhibit "A" and incorporated herein by reference.

RESOLVED, that of the 25,000,000 shares of preferred stock authorized to be issued by the Corporation, 1,000,000 shares are hereby designated as Series B Preferred Stock, no par value (the "Series B Preferred").

Voting Rights

The holders of shares of Series B Preferred Stock shall have the following voting rights:

Each share of Series B Preferred Stock shall entitle the holder thereof to 2,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event that such votes do not total at least 80% of all votes, then regardless of the provisions of this paragraph, in any such case, the votes cast by Series B Preferred Stock shall be equal to 80% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders.

Conversion Rights

The holders of the Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the corporation or any transfer agent for such Series B Preferred Stock. Each share of Series B Preferred Stock shall be convertible into five hundred (500) shares of Common Stock (the "Initial Conversion Price"). In the event that the Company has not maintained sufficient common stock to allow for the conversion, at the time of a conversion election, the Company agrees to forthwith take necessary steps to amend its articles of incorporation to provide for sufficient authorized common stock to allow for conversion.

Issuance of Preferred Stock to Veidt Research, LLC.

RESOLVED, in exchange for a capital contribution valued at $10,000 in cash, goods or services, the Company shall issue 1,000,000 shares of Series B Preferred Stock to Veidt Research, LLC;

RESOLVED FURTHER, that all of the resolutions and actions of the Board or its duly appointed officers, heretofore adopted and taken are hereby approved, ratified.

RESOLVED FURTHER, that the execution of the documents by the authorized officers or agents of the Company related to these resolutions is and shall be enforceable and a binding act and obligation of the Company without the necessity of the signature or attestation of any director or the Board, or affixing of the corporate seal; and

RESOLVED FURTHER, that the CEO and President and/or the Secretary of the Company are hereby authorized and directed to execute and deliver any instrument or instruments and to do all things that may effectuate the transactions hereby authorized, and such officers are hereby authorized to carry out these resolutions in such manner as he/she may deem to be in the best interests of the Company; and

RESOLVED FURTHER, that the Secretary of the Company is authorized and directed to certify these resolutions as required; and

This Unanimous Written Consent Action of the Board of Directors of Interline Resources Corp. is hereby executed on January 27, 2014.

Ronald Gaineous, President/CEO
Interline Resources Corp.

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK
OF
INTERLINE RESOURCES CORP.

Interline Resources Corp., a Utah corporation (the "Corporation"), hereby certifies, pursuant to its Articles of Incorporation, as amended, that the Corporation's board of directors has duly adopted the following resolution creating a series of 1,000,000 shares of Series B preferred stock designated "Series B Preferred Stock":

RESOLVED, that of the 25,000,000 shares of preferred stock authorized to be issued by the Corporation, 1,000,000 shares are hereby designated as Series B Preferred Stock, no par value (the "Series B Preferred"), and the Corporation hereby fixes the powers, designations, preferences and rights, and the qualifications, limitations or restrictions of the Series B Preferred as follows:

Section 1. Designation and Amount.

There shall be a series of the voting preferred stock of the Company which shall be designated as the "Series B Preferred Stock," no par value, and the number of shares constituting such series shall be One Million (1,000,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

Section 2. Dividends and Distributions.

The holders of shares of Series B Preferred Stock, in preference to the holders of shares of common stock, (the "Common Stock"), of the Company and of any other senior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends payable on the same basis of the Common Stock. That is, the Company shall declare a dividend or distribution on the Series B Preferred Stock simultaneously when it declares a dividend or distribution on the Common Stock.

Section 3. Voting Rights.

The holders of shares of Series B Preferred Stock shall have the following voting rights:

(a) Each share of Series B Preferred Stock shall entitle the holder thereof to 2,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event that such votes do not total at least 80% of all votes, then regardless of the provisions of this paragraph, in any such case, the votes cast by Series B Preferred Stock shall be equal to 80% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders.

(b) Except as otherwise provided herein, in the Company's Certificate of Incorporation or by law, the holders of shares of Series B Preferred Stock, the holders of shares of Common Stock, and the holders of shares of any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c) Except as otherwise set forth herein (2,000 votes for every share) or in the Company's Certificate of Incorporation, and except as otherwise provided by law, holders of Series B Preferred Stock shall have no special voting rights, and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Reacquired Shares.

Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. The Company shall cause all such shares upon their cancellation to be authorized but unissued shares of Preferred Stock which may be reissued as part of a new series of Preferred Stock, subject to the conditions and restrictions on issuance set forth herein.

Section 5. Ranking.

The Series B Preferred Stock shall rank senior to all other series of the Company's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 6. Conversion

The holders of the Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to convert. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the corporation or any transfer agent for such Series B Preferred Stock. Each share of Series B Preferred Stock shall be convertible into five hundred (500) shares of Common Stock (the "Initial Conversion Price"). In the event that the Company has not maintained sufficient common stock to allow for the conversion, at the time of a conversion election, the Company agrees to forthwith take necessary steps to amend its articles of incorporation to provide for sufficient authorized common stock to allow for conversion.

(b) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of Common Stock, it shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Company or of any transfer agent for the Series B Preferred Stock, and shall give written notice to the Company at such office that it elects to convert the same. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock a certificate or certificates, registered in such names as specified by the holder, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, and any accrued and unpaid dividends on the converted Series B Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(c) Adjustments to Conversion Price. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the conversion price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

THE UNDERSIGNED, being an authorized officer of the Corporation, for the purpose of amending the Corporation's Articles of Incorporation, does make this Certificate of Designation of Series B Preferred, hereby acknowledging, declaring, and certifying that the foregoing amendment of the Corporation's Articles of Incorporation by this Certificate of Designation of Series B Preferred Stock is the act and deed of the Corporation and that the facts herein stated are true, and have accordingly hereunto set my hand this 22 day of January, 2014.

By: [signature]
Name: Ronald Gaineous
Title: President and Chief Executive Officer

I, Ronald Gaineous, Secretary of Interline Resources Corp. hereby acknowledge on behalf of Interline Resources Corp. that the foregoing Certificate of Designation of Series B Preferred Stock is the corporate act of such corporation and all amendments contained herein were duly adopted by the board of directors of such corporation on January 22, 2014. The number of votes cast for the amendments were sufficient for approval and they were duly approved, adopted and confirmed in all respects.

Date: January 22, 2014

[signature]
Ronald Gaineous
Secretary

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

May 30, 2012

Attn: Marcellous Scott McZeal

Marcellous Scott McZeal
1200 Rothwell Street
Houston, TX 77002 USA

RE: Interline Resources Corporation
File Number: 801603387

It has been our pleasure to file the application for registration and issue the enclosed certificate of filing evidencing the authority of the foreign for-profit corporation to transact business in Texas.

Unless exempted, the foreign entity is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the foreign entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at http://window.state.tx.us/taxinfo/franchise/index.html.

The registered foreign entity is not required to file annual reports with the Secretary of State. An application for amended registration must be filed with the Secretary of State if the foreign entity changes its name, changes the purposes to be pursued in Texas, or changes the assumed name it elected to use on its application for registration. It is important for the foreign entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the revocation of the entity's registration by the Secretary of State.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Interline Resources Corporation
File Number: 801603387

The undersigned, as Secretary of State of Texas, hereby certifies that an Application for Registration for the above named Foreign For-Profit Corporation to transact business in this State has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the authority of the entity to transact business in this State from and after the effective date shown below for the purpose or purposes set forth in the application under the name of

Interline Resources Corporation

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/29/2012

Effective: 05/29/2012

Hope Andrade
Secretary of State

BYLAWS

OF

INTERLINE RESOURCES CORPORATION

TABLE OF CONTENTS

BYLAWS

OF

INTERLINE RESOURCES CORPORATION

ARTICLE 1 - SHAREHOLDERS

1.1 Place of Meetings. All meetings of shareholders shall be held at such place within or without the State of Utah as may be designated from time to time by the Board of Directors or the president or, if not so designated, at the registered office of the Corporation.

1.2 Annual Meetings. The annual meeting of shareholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting, shall be held each year at such date, time and place as may be specified by the Board of Directors.

1.3 Special Meetings. Special meetings of shareholders may be called at any time by the chairman of the Board of Directors, by the Board of Directors, by the President or by the holders of not less than one-fourth (1/4) of all the shares entitled to vote at the meeting. Business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of shareholders, whether annual or special, shall be given not less than 10 nor more than 50 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date, and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

1.5 Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare, at least 10 days before every meeting of shareholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

1.6 Quorum. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding are entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business.

1.7 Adjournments. Any meeting of shareholders may be adjourned to any other time and to any other place at which a meeting of shareholders may be held under these Bylaws by the shareholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as secretary of such meeting. If the adjournment is for more than 30 days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided in the Articles of Incorporation. Each stockholder of record entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may vote or express such consent or dissent in person or may authorize another person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent and delivered to the secretary of the Corporation. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. No proxy shall be voted or acted upon after eleven (11) months from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, the holders of a majority of the stock present or represented and voting on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on a matter) shall decide any matter to be voted upon by the stock- holders at such meeting, except when a different vote is required by express provision of law, the Articles of Incorporation or these Bylaws. Any election by shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote at the election.

1.10 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of stock- holders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

ARTICLE 2 - DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors who may exercise all of the powers of the Corporation except as otherwise provided by law, the Articles of Incorporation, or these Bylaws. In the event of a vacancy on the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

2.2 Number; Election and Qualification. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the shareholders or the Board of Directors, but in no event shall be less than three. The number of directors may be decreased at any time and from time to time either by the shareholders or by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal, or expiration of the term of one or more directors. The directors shall be elected at the annual meeting of shareholders by such shareholders as have the right to vote in such election. Directors need not be shareholders of the corporation.

2.3. Enlargement of the Board. The number of directors may be increased at any time and from time to time by the shareholders or by a majority of the directors then in office.

2.4 Tenure. Each director shall hold office until the next annual meeting and until such time as his successor is elected and qualified, or until his earlier death, resignation, or removal.

2.5 Vacancies. Unless and until filled by the stockholders, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an increase in the number of directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of shareholders and until his successor is elected and qualified, or until his earlier death, resignation, or removal.

2.6 Resignation. Any director may resign by delivering his written resignation to the Corporation at its principal office or to the secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

2.7 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Utah, as shall be determined from time to time by the Board of Directors, provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stock- holders.

2.8 Special Meetings. Special meetings of the Board of Directors may be held at any time and place, within or without the State of Utah, designated in a call by the chairman of the Board, president, or by two or more directors, or by one director in the event that there is only a single director in office.

2.9 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the secretary or by one of the directors calling the meeting. Notice shall be duly given to each director (i) by giving notice to such director in person or by telephone at least 48 hours in advance of the meeting, (ii) by sending a telegram, telecopy or telex, or delivering written notice by hand to his or her last known business or home address at least 48 hours in advance of the meeting, or (iii) by mailing written notice to his last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purpose of the meeting.

2.10 Meetings by Telephone Conference Calls. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communi- cations equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.11 Quorum. A majority of the whole Board of Directors shall constitute a quorum at all meetings of the Board of Directors. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than one-third (1/3) of the whole Board of Directors constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.12 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation, or these Bylaws.

2.13 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing, and the written consents are filed with the minutes of proceedings of the Board of Directors or committee.

2.14 Removal. At a meeting called expressly for that purpose, any one or more or all of the directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that (i) the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

2.15 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member of any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Corporation Law of the State of Utah, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the shareholders the sale, lease, or exchange of all or substantially all of the Corporation's property and assets, recommending to the shareholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and, unless the resolution, Bylaws, or

Articles of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

2.16 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE 3 - OFFICERS

3.1 General. The officers of the Corporation shall consist of a chairman of the board, a president, a secretary, a treasurer, and such other officers with such other titles as the Board of Directors may determine, including a vice chairman of the board, and one or more vice presidents, assistant treasurers, and assistant secretaries. The Board of Directors may appoint such other officers with such other powers and duties as it may deem appropriate.

3.2 Election. The chairman of the Board, president, treasurer, and secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of shareholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him, or until his earlier death, resignation, or removal.

3.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the Corporation at its principal office or to the president or secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Any officer may be removed at any time, with or without cause, by vote of a majority of the entire number of directors then in office.

Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his resignation or removal, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of president, treasurer, and secretary. Each such successor shall hold office for the unexpired term of his predecessor and until his successor is elected and qualified, or until his earlier death, resignation, or removal.

3.7 Chairman of the Board and Vice Chairman of the Board. The chairman of the Board of Directors shall be the chief executive officer of the Corporation. Subject to the direction of the Board of Directors, the chairman of the Board of Directors shall have general charge and supervision of the business of the Corporation, and shall have full authority to take all lawful actions necessary to implement corporate and business policy established by the Board of Directors. In addition, the chairman of the Board of Directors shall perform such duties and possess such other powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, the chairman of the Board of Directors shall preside at all meetings of the shareholders and the Board of Directors. The Board of Directors may appoint a vice chairman of the Board of Directors who may, in the absence or disability of the chairman, perform the duties and exercise the powers of the chairman and perform such other duties and possess such other powers as from time to time are authorized by the Board of Directors.

3.8 President. The president shall be the chief operating officer of the Corporation and shall have charge and supervision of the day to day business operations of the Corporation, subject to the authority of the chairman of the Board of Directors and of the Board of Directors. Unless the Board of Directors or chairman of the Board of Directors shall otherwise direct, all executive officers of the Corporation shall report, directly or through their immediate superior officers, to the president. The president shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

3.9 Vice Presidents. The vice president shall perform such duties and shall have such powers as the Board of Directors, chairman of the Board of Directors, or the president may from time to time prescribe. The vice president shall discharge the duties of the president when the president, for any reason, cannot discharge the duties of his office. He shall have such other powers and perform such other duties as shall be prescribed by the directors.

Any assistant vice presidents shall perform such duties and possess such powers as the Board of Directors, the chairman of the Board of Directors, the president, or the vice president may from time to time prescribe.

3.10 Secretary and Assistant Secretaries. The secretary shall perform such duties and shall have such powers as the Board of Directors, chairman of the Board of Directors, or the president may from time to time prescribe. In addition, the secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation, the duty and power to give notices of all meetings of shareholders and special meetings of the Board of Directors, to attend all meetings of shareholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of shareholders and their addresses as required, to be custodian of corporate records and the corporate seal, if any, and to affix and attest to the same on documents.

Any assistant secretary shall perform such duties and possess such powers as the Board of Directors, the chairman of the Board of Directors, the president, or the secretary may from time to time prescribe. In the event of the absence, inability, or refusal to act of the secretary, the assistant secretary (or if there be more than one, the assistant secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the secretary.

In the absence of the secretary or any assistant secretary at any meeting of shareholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

3.11 Treasurer and Assistant Treasurers. The treasurer shall perform such duties and shall have such powers as from time to time be assigned to him by the Board of Directors, the chairman of the Board of Directors, or the president. In addition, the treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, the chairman of the Board of Directors, the president, or any vice president of the Corporation so authorized to act by specific authorization of the Board of Directors or chairman of the Directors, to make proper accounts of such funds, and to render, as required by the Board of Directors, chairman of the Board of Directors or president, statements of all such transactions and of the financial condition of the Corporation.

The assistant treasurers shall perform such duties and possess such powers as the Board of Directors, the chairman of the Board of Directors, the president, or the treasurer may from time to time prescribe. In the event of the absence, inability, or refusal to act of the treasurer, the assistant treasurer (or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the treasurer.

3.12 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation, or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

ARTICLE 4 - CAPITAL STOCK

4.1 Issuance of Stock. Unless otherwise voted by the shareholders and subject to the provisions of the Articles of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred, or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

4.2 Certificates of Stock. Every holder of stock of the Corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him in the Corporation. Each such certificate shall be signed by, or in the name of the Corporation by the chairman or vice chairman, if any, of the Board of Directors, or the president or a vice president, and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Articles of Incorporation, the Bylaws, applicable securities laws, or any agreement among any number of shareholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

4.3 Transfers. Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable laws, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonable require. Except as may be otherwise required by law, by the Articles of Incorporation, or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge, or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen, or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft, or destruction and the giving such indemnity as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the shareholders entitled to notice of or to vote at any meeting of shareholders or to express consent (or dissent) to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action. Such record date shall not be more than 50 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. The record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining shareholders for any other purpose shall be at the close of business on the date on which the Board of Directors adopts the resolution relating to such purpose.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE 5 - INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by the Corporation Law of the State of Utah, indemnify any director, officer, or trustee which it shall have power to indemnify under applicable law against any expenses, liabilities, or other matters referred to in or covered by applicable law. The indemnification provided for in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, or vote of stock- holders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer, or trustee, and (iii) shall inure to the benefit of the heirs, executors, and administrators of such a person. The Corporation's obligation to provide indemnification under this Article shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

ARTICLE 6 - GENERAL PROVISIONS

6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

6.2 Corporate Seal. The corporate seal, if any, shall be in such form as shall be approved by the Board of Directors.

6.3 Written Notice of Meetings. Whenever written notice is required to be given to any person pursuant to law, the Articles of Incorporation, or these Bylaws, it may be given to such person, either personally or by sending a copy thereof by first class mail, or by telegram, charges prepaid, to his address appearing on the books of the Corporation, or to his business or other address supplied by him to the Corporation for the purpose of notice. If the notice is sent by first class mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day, and hour of the meeting and, in case of a special meeting of the shareholders, the general nature of the business to be transacted.

6.4 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Articles of Incorporation, or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by telegraph, cable, or any other available method, whether before, at, or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

6.5 Voting of Securities. Except as the directors may otherwise designate, the president or treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at any meeting of shareholders or shareholders of any other Corporation or organization, the securities of which may be held by this Corporation.

6.6 Evidence of Authority. A certificate by the secretary or an assistant secretary or a temporary secretary as to any action taken by the shareholders, directors, a committee, or any officer or representative of the Corporation, shall as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

6.7 Articles of Incorporation. All references in these Bylaws to the Articles of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

6.8 Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorized the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and

the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee of the Board of Directors, or the shareholders,

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.9 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal, or ineffective, shall not affect or invalidate any other provision of these Bylaws.

6.10 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE 7 - AMENDMENTS

7.1 By the Board of Directors. These Bylaws may be altered, amended, or repealed or new Bylaws may be adopted by an affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

7.2 By the Shareholders. These Bylaws may be altered, amended, or repealed or new Bylaws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any regular meeting of shareholders, or at any special meeting of shareholders, provided notice of such alternation, amendment, repeal, or adoption of new Bylaws shall have been stated in the notice of such special meeting.

ADOPTED THIS 25 day of April, 1991.

[signature]
President

ATTEST:.
[signature]
Secretary

CERTIFICATE OF SECRETARY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned does hereby certify that the undersigned is the secretary of the aforesaid Corporation, duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing Bylaws of said Corporation were duly and regularly adopted as such by the Board of Directors of said Corporation by unanimous consent.

DATED this 25 day of April, 1991.

[signature]
Secretary

Exhibits Item 2

(4) Form of Subscription Agreement

NAME OF SUBSCRIBER ______________ **SUBSCRIPTION AMOUNT $**________

THE COMMON STOCK SUBSCRIBED FOR BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH COMMON STOCK MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND BY APPLICABLE STATE OR OTHER GOVERNMENTAL AUTHORITIES. WHILE THE COMMON STOCK SUBSCRIBED FOR HAS BEEN QUALIFED UNDER REGULATION A AS EXEMPT FROM FEDERAL REGISTRATION, INVESTORS SHOULD STILL BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

INTERLINE RESOURCES CORPORATION SUBSCRIPTION AGREEMENT

[For Purchase of Regulation A Common Stock]

To: Interline Resources Corporation
2950 North Loop West, Suite 500
Houston, TX 77092
Phone: 281-377-1046

Attention: Timothy Regnier, President

Dear Mr. Regnier:

The undersigned subscriber (the "Subscriber") desires to purchase certain Units composed of Regulation A Common Stock ("Reg A Units") of **the Seller, Interline Resources Corporation,** ("Seller" or the "Company") a Utah corporation, organized on October 7,1988, at a per Unit price of US $50,000 per Unit. A Unit shall consist solely of 250,000 shares of Regulation A Common Stock at a per price per share of US $0.20 per share. The Units are sometimes referred to herein as the "Securities."

Accordingly, the Subscriber and the Company hereby agree as follows:

1.1 **Subscription and Purchase Price.** The Subscriber hereby subscribes for and agrees to accept from the Company ____________ (______) Reg A Unit(s), at a price of US $50,000.00 per Unit.

1.2 Description of Units.

Each Reg A Unit consists solely of 250,000 shares of common stock of the Company that has been qualified under federal Regulation A under the 1933 Securities Act. The price of a Unit is US $50,000 per Unit. Each Unit consists of 250,000 shares of Common Stock at US $0.20 per share. The Company has qualified 10,000,000 shares of Common Stock under Regulation A, which presently represents approximately 16.6% of the total outstanding shares of the

Company's Common Stock as of August 4, 2014, or 60,357, 157 shares of Common Stock outstanding.

At the time of qualification of the Regulation A filing, there were 20 Units available for purchase. The Units are offered under the ____, 2014 Offering Circular. The minimum purchase per subscriber is One Unit. Proceeds from subscriptions will be held in escrow at Sun Trust Banks, Inc. until such proceeds equal the Minimum Amount of $400,000, as set forth in the Offering Circular. The address for the escrow agent is:

Steve Miles,Group Vice President
Sun Trust Banks, Inc.
919 East Main Street
7th Floor Mail Code VA-HDQ 5307
Richmond, VA
Tel:804.782.2084

If the Minimum Amount is not reached by the expiration date set forth in the Offering Circular, the proceeds will be returned to subscribers. If the Minimum Amount is reached by or before the expiration date, such proceeds will be released to the Company for immediate use. Any further proceeds beyond the Minimum Amount, up until the Maximum Amount of $2,000,000, will be paid and utilized by the Company directly and will not be placed in escrow.

The Subscriber acknowledges that while the Regulation A Stock carries voting rights under Utah law, 99.72% of the voting common stock of the Company is held by two shareholders at the time of the Regulation A qualification. Further, those two shareholders control a third entity which owns 1,000,000 shares of the Company's Series B Preferred Stock. The Company's Series B Preferred Stock presently has supra-voting rights of 2000 common votes per one Series B share. The Series B Preferred Stock also has conversion rights of one Series B Preferred share into 500 shares of Common Stock. So the Subscriber acknowledges that these shareholders have practical and effective control over all material decisions of the Company, including but not limited to, those which will affect the Company's business, its state of domicile and location, its classes of stock; and the rights of other shareholders.

The Subscriber acknowledges that it has read the Offering Circular dated _______, 2014 in its entirety, has had the opportunity to consult its own advisors regarding the Offering Circular, has had the opportunity to ask questions of the Company's Management to its satisfaction, and has only executed this Subscription Agreement after such review and consultation.

2. <u>Purchase Procedures and Use of Proceeds</u>. The Subscriber acknowledges that, in order to subscribe for the Securities, it must, and does hereby deliver to the Company per the Instructions attached to this Agreement:

2.1 An executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization; and

2.2 A check, subject to collection, or wire transfer in immediately available funds, in the amount set forth on the Signature Page attached to this Agreement, representing payment in full for the Securities desired to be purchased hereunder.

2.3 Such Subscriber acknowledges that the Company has the unconditional right to accept or reject this subscription, in whole or in part. The Company will notify the Subscriber whether this subscription is accepted or rejected. If such subscription is rejected, payment will be returned to the Subscriber.

2.4 The undersigned understands and agrees that, subject to Section 2.3 and applicable laws, by executing this Agreement, he, she or it is entering into a binding agreement.

3. Representations of Subscriber. By executing this Agreement, the Subscriber represents, warrants and acknowledges and agrees as follows:

3.1 Such Subscriber acknowledges that it has received, carefully read and understands in entirety (i) this Agreement; and (ii) the Interline Resources Corporation Offering Circular dated ___, 2014. Subscriber also acknowledges that it has had an opportunity to ask any questions it wishes of the Company's Management and has had an opportunity to review the Company's books and records and any other documents which it might request of the Company.

3.2 Such Subscriber acknowledges that while the shares of the Company's Regulation A Common Stock are qualified as exempt under the 1933 Securities Act and, in the hands of a non-affiliate, are not subject to restriction under the federal securities laws (unless the SEC were to exercise suspension authority under Rule 258 of Regulation A), certain states do not recognize such federal exemptions. Subscriber acknowledges that no market, or a very limited market, for the Securities presently exists, and none may develop in the future. Accordingly, the Subscriber may find it impossible to liquidate his investment at a time when it may be desirable to do so, or even at any other time.

3.3 **Such Subscriber understands that an investment in the Securities involves substantial risks. Subscriber recognizes and understands the risks relating to the purchase of the Securities, including the fact that the Subscriber could lose the entire amount of the Subscriber's investment in the Securities.**

3.4 Such Subscriber is sophisticated and has engaged in complex transactions, and/or has investment expertise in venture capital offerings, and start-up businesses, and is familiar with the Company's business plan, and is knowledgeable about the risks of the Company's business. Also, such Subscriber has, either alone, or together with the Subscriber's Purchaser Representative or investment advisor, such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Company.

3.5 Such Subscriber's investment in the Company is reasonable in relation to his net worth and financial needs and he is able to bear the economic risk of losing his entire investment in the Securities. Such Subscriber represents that he can afford a total loss of his investment without substantially affecting its present manner or mode of living or operation.

3.6 If the Subscriber is an "accredited investor," as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, it has read and executed the "Accredited Investor Status" documents set forth in Appendix B hereto, ______ **PLEASE INITIAL HERE IF APPLICABLE.**

3.7 Such Subscriber understands that (i) the offering contemplated hereby has not been reviewed by any federal, state or other governmental body or agency; (ii) if required by the laws or regulations of said state(s) the offering contemplated hereby will be submitted to the appropriate authorities of such state(s) for registration or exemption there from; and (iii) documents used in connection with this offering have not been reviewed or approved by any regulatory agency or government department, nor has any such agency or government department made any finding or determination as to the fairness of the Securities for investment. Further, the Subscriber acknowledges that the fact that this offering has been "qualified" under SEC Regulation A procedures does not mean that the SEC has "reviewed" or "approved" this offering for fairness, completeness, accuracy, adequacy, financial soundness, or for any other measure.

3.8 The Subscriber is not relying on the Company or any of its employees, agents, or sub-agents with respect to the legal, tax, economic, due diligence and related consideration of an investment in the Securities, and the undersigned has relied on the advice of, or has consulted with, only his, her or its own Advisors.

3.9 If the Subscriber is a natural person, such Subscriber (i) is a citizen or resident of __________________, (ii) is at least 21 years of age, (iii) has adequate means of providing for his current needs and personal contingencies, (iv) has no need for liquidity in his investment in the Securities, and (v) maintains his domicile (and is not a transient or temporary resident) at the address shown below.

3.11 All information which the Subscriber has provided the Company concerning the Subscriber, the Subscriber's financial position and the Subscriber's knowledge of financial and business matters, is correct and complete as of the date hereof, and if there should be any change in such information, the Subscriber will immediately provide the Company with such new information.

3.12 The Subscriber acknowledges: (a) that any estimates or forward-looking statements or projections of the Company included in its business presentation or Offering Circular were prepared by the Management of the Company in good faith, but that the attainment of such projections, estimates or forward-looking statements cannot be guaranteed by the Company or its Management and should not be relied upon; and

(b) the terms of the Securities offered hereby were arbitrarily determined by the Company, were not the result of any arms-length negotiation, do not bear any relationship to the assets, book value, results of operations, net worth, or other objective criteria of value applicable to the Company and should not be considered an indication of the actual value of the Company; and

(c) although the Regulation A Stock, as all Common Stock of the Company, carries voting rights under Utah law, 99.72% of the voting common stock of the Company is held by two controlling shareholders at the time of the Regulation A qualification. One of these controlling shareholders is also controlled by a director of the Company, Further, those two shareholders control a third entity which owns 1,000,000 shares of the Company's Series B Preferred Stock which presently has 80% total voting control rights in the Company.

3.13 The Company has not retained any independent professionals to review or comment on this offering on behalf of, or to otherwise protect the interests of, the subscribers hereunder. Subscribers must seek the advice of their own investment advisors or Purchaser Representatives regarding any investment in the Company.

3.14 The Company does not contemplate or anticipate paying any distributions upon the Securities in the foreseeable future. There can be no assurance that the Company's business activities will result in sufficient ongoing revenues to provide profits to the Company or to provide distributions of cash and return of investment to holders of the Securities. The Company will need further financing beyond this Offering to carry out its business plan. There can be no assurance that any additional financing will be available to the Company or, if such financing were available, on satisfactory terms, or on terms that would not significantly dilute or impact subscribers.

3.15 The Subscriber expressly acknowledges and understands that, in connection with the offer and sale of the securities described herein to the Subscriber, the Company is relying upon the Subscriber's representations and warranties as contained in this Agreement.

4. Representations of Company.

Upon the Company's receipt and acceptance of payment by the Subscriber hereunder and issuance of certificates of the Common Stock due hereunder to the Subscriber, such Common Stock will be duly authorized, fully paid and non-assessable.

5. Indemnity. The undersigned agrees to indemnify and hold harmless the Company and its Managers against any loss, liability, claim, damage and expense whatsoever (including but not limited to any an all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened, or any claim whatsoever) arising of or based upon any false representation or warrant by the undersigned, or the undersigned's breach of, or failure to comply with an covenant or agreement made by the undersigned herein, or in any other document furnished to the undersigned to the Company in connection with the Offering.

6. Dispute Resolution.

Any dispute under this Subscription Agreement shall be resolved through an initial mediation period of not less than 6 hours mediation before a neutral mediator, mutally agreed to by the parties, followed by arbitration under Utah law if the dispute is not resolved. Subscriber acknowledges that this Paragraph 6 limits Subscriber's and the Seller's rights, including without limitation: (i) the right to have claims resolved in a court of law; (ii) certain discovery rights; and (iii) the right to appeal an arbitration decision. Subscriber acknowledges that these dispute resolution procedures are preferable to court proceedings because of time, efficiency, cost savings, and the flexibility to avoid arbitration and court litigation through a mediation proceeding.

7. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Utah.

8. Execution in Counterparts. This Agreement may be executed in one or more counterparts.

9. Persons Bound. This Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and assigns and on each Subscriber and his respective heirs, executors, administrators, successors and assigns.

10. Entire Agreement. This Agreement, when accepted by the Company, will constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Agreement may not be modified, changed, waived or terminated other than by a writing executed by all the parties hereto. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

11. Assignability. The Subscriber acknowledges that he/she/it may not assign any of its rights to or interest in or under this Agreement without the prior written consent of the Company, and any attempted assignment without such consent shall be void and without effect.

12. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by electronic transmission or sent by certified, registered or express mail, postage prepaid, to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, or sent by electronic transmission or, if mailed, three days after the date of deposit in the United States mails.

13. Interpretation.

13.1 When the context in which words are used in this Agreement indicates that such is the intent, singular words shall include the plural, and vice versa, and masculine words shall include the feminine and neuter genders, and vice versa.

13.2 Captions are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

14. Certification. **THE SUBSCRIBER CERTIFIES THAT IT HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.**

SUBSCRIBER SIGNATURE PAGE

The undersigned, desiring to subscribe for the Units of Interline Resources Corporation (the "Company") as set forth below, acknowledges that he has received and understands the terms and conditions of the Agreement attached hereto and that it does hereby agree to all the terms and conditions contained therein.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement and, if applicable, the Exhibit B "Accredited Investor Status" document (final page of this Subscription Agreement below) as of the __ day of ________, 2014.

Dollar Amount of Investment $______
Number Units _______
Number of Shares ________
(at $50,000 per Unit and $0.20 per share)

Exact name(s) of Subscriber(s): ________________________________

By: ________________________________

PLEASE ATTACH CERTIFIED COPY OF AUTHORIZING CORPORATE DOCUMENTS

In addition, if the subscriber is a corporation, the corporate seal should be affixed and the attached certificate should be notarized:

[SEAL]

Residence or Mailing Address: ________________________________
Telephone Numbers (include Area Code): ________________________________
Social Security or Taxpayer
Identification Number(s), if applicable: ________________________________
Mailing Address for Correspondence

From the Company (if different from above): ______________________________________
____
____

The subscription set forth herein is accepted by _______ to the extent of $______ in consideration for _______ Units of Interline Resources Corporation as of this __ day of _______ 2014.

SELLER:

INTERLINE RESOURCES CORPORATION

____
By: Timothy Regnier
Title: President

FOR CORPORATIONS

STATE OF ________________ :
: ss
COUNTY OF _______________ :

On this __________ day of ___________, 2014, before me personally came ______________________________, known to me, who, being by me duly sworn, did depose and say that he is the __________ of ______________________, the corporation described in and which executed the foregoing Subscription Agreement; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by order of the Board of Directors of said corporation; and that he signed his name thereto by like order.

Notary Public

[Seal]

My Commission Expires:

The foregoing subscription is accepted by Interline Resources Corporation to the extent of $_____ this ____ day of ________2014.

INTERLINE RESOURCES CORPORATION

By: ________________________________
Name: ________________________________
Title: ________________________________

APPENDIX A

Investor Suitability Standards

A purchase of the Securities pursuant to the Subscription Agreement involves a high degree of risk and is suitable only for persons of substantial financial means who have no need for liquidity in their investments. The offer, offer for sale, and sale of the shares of Common Stock are intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Regulation A promulgated thereunder. Although Regulation A does not require that you be an "accredited investor," the Company prefers, if you are not an "institutional investor," that you satisfy "accredited investor" standards under Regulation D standards which are as follows:

(a) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

(b) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(c) Any entity in which all of the equity owners are accredited investors;

(d) a bank, insurance company, registered investment company, business development company, or small business investment company;

(e) a charitable organization, corporation, or partnership with assets exceeding $5 million;

(f) a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

PLEASE REVIEW THE ABOVE STANDARDS AND COMPLETE AND SIGN THE NEXT PAGE

APPENDIX B: ACCREDITED OR INSTITUTIONAL INVESTOR STATUS

Please indicate whether you are an:

Accredited Investor _____

Institutional Investor _____

Other ____ If so, please include your level of sophistication, net worth and details indicating suitability of this investment for you.

____
____
____
____

Subscriber signature: ______________________________

Date: ________________________

Exhibits Item 2

(9) Form of Escrow Agreement

The Issuer and Suntrust Banks, Inc. are currently finalizing the language of this attached Form of Escrow. An executed escrow agreement is expected the week of August 19, 2014. Such final executed escrow agreement will be substituted for the attached "Form of Escrow Agreement" after qualification and prior to presenting the Offering Statement to investors.

[FORM ONLY – PROVSIONS ARE BEING NEGOTIATED]

SUBSCRIPTION ESCROW AGREEMENT

This Subscription Escrow Agreement (this "Agreement") is entered into and effective as of _____, by and among, Interline Resources Corporation (the "Company") and **SUNTRUST BANK,** a Georgia banking corporation (the "Escrow Agent"),

WITNESSETH:

WHEREAS, the Company proposes to offer for sale (the "Offering") a minimum of Two Million (2.000.000) shares and a maximum of Ten Million (10,000,000) shares of its common stock, $0.005 par value per share (the "Shares"), at a subscription price of 0.20 Dollars ($0.20) per share, payable in cash pursuant to subscription agreements ("Subscription Agreements"); and

WHEREAS, the Shares are proposed to be offered for sale to investors (the "Subscribers") by participating broker-dealers pursuant to an exemption from registration under the Securities Act of 1933, as amended, and pursuant to exemptions from registration under certain state securities laws;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and the Escrow Agent agree as follows:

1. Deposits in Escrow.

(a) The Company shall deposit or cause to be deposited with the Escrow Agent, to be held in escrow under the terms of this Agreement, all proceeds received from the sale of the Shares to the Subscribers (the "Subscription Proceeds"). The Escrow Agent shall have no responsibility for Subscription Proceeds until such proceeds are actually received, clear through normal banking channels and constitute collected funds. The Escrow Agent shall have no duty to collect or seek to compel payment of any Subscription Proceeds, except to place such proceeds or instruments representing such proceeds for deposit and payment through customary banking channels. Checks for Subscription Proceeds furnished by Subscribers shall be made payable to: SunTrust Bank, as Escrow Agent for Interline Resources Corporation..

(b) The Company shall deliver to the Escrow Agent, in a form acceptable to the Escrow Agent, schedules disclosing the name and address of each of the Subscribers, the number of Shares subscribed for by each Subscriber, the Federal tax identification number of each of the Subscribers, the amount of Subscription Proceeds received from each Subscriber, and such other information as will enable the Escrow Agent to attribute to a particular Subscriber all Subscription Proceeds received by the Escrow Agent.

2. Rejection of Subscription Agreement.

(a) Any Subscription Agreement may be rejected by the Company in whole or in part. The Company shall promptly notify the Escrow Agent in writing in the event of any such rejection. Upon the receipt of a written notice of rejection from the Company pertaining to any Subscription Agreement, the Escrow Agent shall return to the Subscriber whose name appears on the rejected Subscription Agreement the Subscription Agreement (if then in the Escrow Agent's possession) and the Subscription Proceeds tendered by such Subscriber, without payment of interest; provided such Subscriber's Subscription Proceeds constitute collected funds held by the Escrow Agent.

(b) In the event the Escrow Agent receives written notice from the Company that a Subscription Agreement has been withdrawn by a Subscriber, the Escrow Agent shall return to such Subscriber whose name appears on the withdrawn Subscription Agreement the Subscription Agreement (if then in the Escrow Agent's possession) and the Subscription Proceeds tendered by such Subscriber, without payment of interest; provided such Subscriber's Subscription Proceeds constitute collected funds held by the Escrow Agent.

3. Disbursements.

(a) At such time on or before [DATE] as the Escrow Agent has received written notice from the Company that Subscription Proceeds in the amount of at least Four Hundred Thousand Dollars ($400,000) have been received by the Company and delivered to the Escrow Agent, the Escrow Agent shall, subject to the receipt of such Subscription Proceeds, disburse all Subscription Proceeds then held by the Escrow Agent and any earnings thereon to the account of the Company in accordance with written directions provided by the Company, and thereupon this Agreement (except as otherwise provided herein) shall terminate.

(b) If at least Four Hundred Thousand Dollars ($400,000) in Subscription Proceeds has not been deposited with the Escrow Agent on or before _____ and the Company has not theretofore notified the Escrow Agent in writing of an extension of the Offering, then the Escrow Agent shall refund to each of the Subscribers the full amount of Subscription Proceeds held by the Escrow Agent for such Subscriber, without payment of interest. Upon disbursement of all of the Subscription Proceeds and earnings thereon held by the Escrow Agent as provided in this Section 3(b), this Agreement (except as otherwise provided herein) shall terminate.

(c) The Company shall provide a copy of this Agreement to each Subscriber.

4. Investment of Subscription Proceeds; Compensation of Escrow Agent.

(a) The Escrow Agent shall invest all funds held pursuant to this Agreement in accordance with the Investment Selection Instructions set forth as Exhibit C hereto. Instructions to make any other investment must be in writing and signed by the Company. The Company represents and warrants that the investment directed by the Company as set forth in Exhibit C is a legal investment under applicable law for the Subscription Proceeds and that the Company will not direct that the funds be invested in any investment that would not be a legal investment under applicable law for such funds. The Company recognizes and agrees that the Escrow Agent will not provide supervision, recommendations or advice relating to the investment of moneys held hereunder or the purchase, sale, retention or other disposition of any investment, and the Escrow Agent shall not be liable to the Company or any other person or entity for any loss incurred in connection with any such investment. The Escrow Agent is hereby authorized to execute purchases and sales of investments through the facilities of its own trading or capital markets operations or those of any affiliated entity. The Escrow Agent or any of its affiliates may receive compensation with respect to any investment directed hereunder including without limitation charging any applicable agency fee in connection with each transaction. The Escrow Agent shall use its best efforts to invest funds on a timely basis upon receipt of such funds; provided, however, that the Escrow Agent shall in no event be liable for compensation to the Company or any other person or entity related to funds which are held un-invested or funds which are not invested timely. The Escrow Agent is authorized and directed to sell or redeem any investments as it deems necessary to make any payments or distributions required under this Agreement. Any investment earnings and income on the Escrow Fund shall be the property of [Note: Please determine who will receive the earnings on the funds.].

(b) The Company agrees that all interest and income from the investment of the funds held hereunder shall be reported as having been earned by [the Company] as of the end of each calendar year whether or not such income was disbursed during such calendar year and to the extent required by the Internal Revenue Service. On or before the execution and delivery of this Agreement, the Company shall provide to the Escrow Agent a completed Form W-9 or Form W-8, whichever is appropriate. Notwithstanding anything to the contrary herein provided, except for the delivery of Form 1099's, the Escrow Agent shall have no duty to prepare or file any Federal or state tax report or return with respect to any funds held pursuant to this Agreement or any income earned thereon. With respect to the preparation and delivery of Form 1099's and all matters pertaining to the reporting of earnings on funds held under this Agreement, the Escrow Agent shall be entitled to request and receive written instructions from [the Company], and the Escrow Agent shall be entitled to rely conclusively and without further inquiry on such written instructions. The Company shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Subscription Proceeds or any earnings or interest thereon unless such tax, late payment, interest, penalty or other cost or expense was finally adjudicated by a court of competent jurisdiction to have been directly caused by the gross negligence of willful misconduct of the Escrow Agent. The indemnification provided in this section is in addition to the indemnification provided in other sections of this Agreement and shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

(c) The Company agrees to pay to the Escrow Agent compensation, and to reimburse the Escrow Agent for costs and expenses, all in accordance with the provisions of Exhibit B hereto, which is incorporated herein by reference and made a part hereof. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Agreement; provided, however, that in the event that the conditions for the disbursement of funds are not fulfilled, or the Escrow Agent renders any service not contemplated in this Agreement, or there is any assignment of interest in the subject matter of this Agreement or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Agreement or the subject matter hereof, then the Company shall compensate the Escrow Agent for such extraordinary services and reimburse the Escrow Agent for all costs and expenses, including reasonable attorneys' fees and expenses, occasioned by any such delay, controversy, litigation or event. To the extent permitted by applicable law, the Escrow Agent shall have, and is hereby granted, a prior lien upon and first priority security interest in the Subscription Proceeds held hereunder (and the earnings and interest accrued thereon) with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and without judicial action to foreclose such lien and security interest, and the Escrow Agent shall have and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Subscription Proceeds held hereunder (and the earnings and interest accrued thereon). The provisions of this section shall survive the termination of this Agreement and any resignation or removal of the Escrow Agent.

5. Duties of Escrow Agent; Indemnification.

(a) This Agreement expressly and exclusively sets forth the duties of the Escrow Agent with respect to any and all matters pertinent hereto, which duties shall be deemed purely ministerial in nature, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall in no event be deemed to be a fiduciary to the Company, the Subscribers, or any other person or entity under this Agreement. The permissive rights of the Escrow Agent to do things enumerated in this Agreement shall not be construed as duties. In performing its duties under this Agreement, or upon the claimed failure to perform its duties, the Escrow Agent shall not be liable for any damages, losses or expenses other than damages, losses or expenses which have been finally adjudicated by a court of competent jurisdiction to have directly resulted from the Escrow Agent's willful misconduct or gross negligence. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be responsible or liable for the failure of the Company to perform in accordance with this Agreement. The Escrow Agent shall have no liability with respect to the transfer or distribution of any funds affected by the Escrow Agent pursuant to wiring or transfer instructions provided to the Escrow Agent in accordance with the provisions of this Agreement. The Escrow Agent shall not be obligated to take any legal action or to commence any proceedings in connection with this Agreement or any property held hereunder or to appear in, prosecute or defend in any such legal action or proceedings.

(b) No provision of this Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Agreement.

(c) This Agreement constitutes the entire agreement between the Escrow Agent and the Company in connection with the subject matter of this Agreement, and no other agreement entered into by the Company related to the subject matter of this Agreement, including, without limitation, the Subscription Agreements, shall be considered as adopted or binding, in whole or in part, upon the Escrow Agent notwithstanding that any such other agreement may be deposited with the Escrow Agent or the Escrow Agent may have knowledge thereof.

(d) The Escrow Agent shall in no way be responsible for nor shall it be its duty to notify the Company or any other person or entity interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith unless such notice is explicitly provided for in this Agreement.

(e) The Escrow Agent shall be protected in acting upon any written instruction, notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document which the Escrow Agent in good faith believes to be genuine and what it purports to be, including, but not limited to, items directing investment or non-investment of funds, items requesting or authorizing release, disbursement or retainage of the subject matter of this Agreement and items amending the terms of this Agreement. The Escrow Agent shall be under no duty or obligation to inquire into or investigate the validity, accuracy or content of any such notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document. The Escrow Agent shall have no duty or obligation to make any formulaic calculations of any kind hereunder.

(f) The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents. The Escrow Agent shall be entitled to seek the advice of legal counsel with respect to any matter arising under this Agreement and the Escrow Agent shall have no liability and shall be fully protected with respect to any action taken or omitted pursuant to the advice of such legal counsel. The Company shall be liable for, and shall promptly pay, upon demand by the Escrow Agent, the reasonable and documented fees and expenses of any such legal counsel.

(g) The Company represents and warrants to the Escrow Agent that there is no security interest in the Subscription Proceeds or the earnings thereon or any part of the Subscription Proceeds or such earnings; no financing statement under the Uniform Commercial Code of any jurisdiction is on file in any jurisdiction claiming a security interest in or describing, whether specifically or generally, the Subscription Proceeds or the earnings thereon or any part of the Subscription Proceeds or such earnings; and the Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Subscription Proceeds or the earnings thereon or any part of the Subscription Proceeds or such earnings or to file any financing statement under the Uniform Commercial Code of any jurisdiction with respect to the Subscription Proceeds, the earnings thereon or any part thereof.

(h) In the event of any disagreement resulting in adverse claims or demands being made in connection with the matters covered by this Agreement, or in the event that the Escrow Agent, in good faith, is in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not be or become liable in any way or to the Company, any Subscriber or any other person or entity for its failure or refusal to act, and the Escrow Agent shall be entitled to continue to refrain from acting until (i) the rights of the Company, the Subscribers and all other interested persons and entities shall have been fully and finally adjudicated by a court of competent jurisdiction, or (ii) all differences shall have been adjudged and all doubt resolved by agreement among the Company and all other interested persons and entities, and the Escrow Agent shall have been notified thereof in writing signed by the Company and all such persons and entities. Notwithstanding the preceding, the Escrow Agent may in its discretion obey the order, judgment, decree or levy of any court, whether with or without jurisdiction, or of an agency of the United States or any political subdivision thereof, or of any agency of any State of the United States or of any political subdivision of any thereof, and the Escrow Agent is hereby authorized in its sole discretion to comply with and obey any such orders, judgments, decrees or levies. The rights of the Escrow Agent under this sub-paragraph are cumulative of all other rights which it may have by law or otherwise.

In the event of any disagreement or doubt, as described above, the Escrow Agent shall have the right, in addition to the rights described above and at the election of the Escrow Agent, to tender into the registry or custody of any court having jurisdiction, all funds and property held under this Agreement, and the Escrow Agent shall have the right to take such other legal action as may be appropriate or necessary, in the sole discretion of the Escrow Agent. Upon such tender, the Escrow Agent shall be discharged from all further duties under this Agreement; provided, however, that any such action of the Escrow Agent shall not deprive the Escrow Agent of its compensation and right to reimbursement of expenses hereunder arising prior to such action and discharge of the Escrow Agent of its duties hereunder.

(i) The Escrow Agent may resign at any time from its obligations under this Agreement by providing written notice to the Company. Such resignation shall be effective on the date set forth in such written notice, which shall be no earlier than thirty (30) days after such written notice has been furnished. In such event, the Company shall promptly appoint a successor escrow agent. In the event no successor escrow agent has been appointed on or prior to the date such resignation is to become effective, the Escrow Agent shall be entitled to tender into the custody of any court of competent jurisdiction all funds and other property then held by the Escrow Agent hereunder and the Escrow Agent shall thereupon be relieved of all further duties and obligations under this Agreement; provided, however, that any such action of the Escrow Agent shall not deprive the Escrow Agent of its compensation and right to reimbursement of expenses hereunder arising prior to such action and discharge of the Escrow Agent of its duties hereunder. The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder.

(j) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business of the Escrow Agent may be transferred, shall be the Escrow Agent under this Agreement without further act.

(k) The Company agrees to indemnify, defend and hold harmless the Escrow Agent and each of the Escrow Agent's officers, directors, agents and employees (the "Indemnified Parties") from and against any and all losses, liabilities, claims, damages, expenses and costs (including, without limitation, attorneys' fees and expenses) of every nature whatsoever (collectively, "Losses") which any such Indemnified Party may incur and which arise directly or indirectly from this Agreement or which arise directly or indirectly by virtue of the Escrow Agent's undertaking to serve as Escrow Agent hereunder; provided, however, that no Indemnified Party shall be entitled to indemnity with respect to Losses that have been finally adjudicated by a court of competent jurisdiction to have been directly caused by such Indemnified Party's gross negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation or removal of the Escrow Agent.

(l) The Company acknowledges that the Escrow Agent is serving as escrow agent for the limited purposes set forth herein and represents, covenants and warrants to the Escrow Agent that no statement or representation, whether oral or in writing, has been or will be made to any Subscriber to the effect that the Escrow Agent has investigated the desirability or advisability of investment in the Shares or approved, endorsed or passed upon the merits of such investment or is otherwise involved in any manner with the transactions contemplated hereby, other than as escrow agent under this Agreement. It is further agreed that the Company shall not use or permit the use of the name "SunTrust," "SunTrust Bank," "SunTrust Banks, Inc." or any variation thereof in any sales presentation, placement or offering memorandum or literature pertaining directly or indirectly to the Offering except strictly in the context of the duties of the Escrow Agent as escrow agent under this Agreement. Any breach or violation of the paragraph shall be grounds for immediate termination of this Agreement by the Escrow Agent.

(m) The Escrow Agent shall have no duty or responsibility for determining whether the Shares or the offer and sale thereof conform to the requirements of applicable Federal or state securities laws, including but not limited to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company represents and warrants to the Escrow Agent that the Shares and the Offering will comply in all respects with applicable Federal and state securities laws and further represents and warrants that the Company has obtained and acted upon the advice of legal counsel with respect to such compliance with applicable Federal and state securities laws. The Company acknowledges that the Escrow Agent has not participated in the preparation or review of any sales or offering material relating to the Offering or the Shares. In addition to any other indemnities provided for in this Agreement, the Company agrees to indemnify and hold harmless the Indemnified Parties from and against any and all Losses incurred by any of the Indemnified Parties which directly or indirectly arise from any violation or alleged violation of any Federal or state securities laws; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder with respect to any Losses that have been finally adjudicated by a court of competent jurisdiction to have been directly caused by such Indemnified Party's gross negligence or willful misconduct. The Company hereby agrees that the indemnifications and protections afforded the Escrow Agent and the other Indemnified Parties in this section shall survive the termination of this Agreement and any resignation or removal of the Escrow Agent.

(n) The Escrow Agent and any director, officer or employee of the Escrow Agent may become pecuniarily interested in any transaction in which the Company may be interested and may contract and lend money to the Company and otherwise act as fully and freely as though it were not escrow agent under this Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for the Company.

6. <u>Notices</u>.

Any notice, request for consent, report, or any other communication required or permitted in this Agreement shall be in writing and shall be deemed to have been given when delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) by electronic mail to the e-mail address given below, and written confirmation of receipt is obtained promptly after completion of the transmission, (iv) by overnight delivery with a reputable national overnight delivery service, or (v) by United States mail, postage prepaid, or by certified mail, return receipt requested and postage prepaid, in each case to the appropriate address set forth below or at such other address as any party hereto may have furnished to the other parties hereto in writing:

If to Escrow Agent:

SunTrust Bank
Attn: Escrow Services
____
____
Phone #: ____________
Fax #: ______________
Email: _____________

If to Company:

____
____
____
____
E-mail:___________________________
Tax identification #:____________________

Any party hereto may unilaterally designate a different address by giving notice of each change in the manner specified above to each other party hereto. Notwithstanding anything to the contrary herein provided, the Escrow Agent shall not be deemed to have received any notice, request, report or other communication hereunder prior to the Escrow Agent's actual receipt thereof.

7. Successors and Assigns; Amendment.

The rights created by this Agreement shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and assigns of the Escrow Agent and the Company; provided, however, that except as provided in Section 5(j) neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the express written consent of the other party hereto. This Agreement may not be amended without the written consent of all parties in writing.

8. Construction.

This Agreement shall be construed and enforced according to the laws of the State of Georgia.

9. Severability.

If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid, illegal or unenforceable, then the remainder of this Agreement and the application thereof will nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party hereto. Upon such determination that any provision is invalid, illegal or unenforceable, the parties hereto agree to replace such provision with a valid, legal and enforceable provision that will achieve, to the maximum extent legally permissible, the economic, business and other purposes of such provision.

10. Term.

This Agreement shall terminate and the Escrow Agent shall be discharged of all responsibilities hereunder at such time as the Escrow Agent shall have disbursed all Subscription Proceeds and any earnings thereon in accordance with the provisions of this Agreement; provided, however, that the provisions of Sections 4(b), 4(c), 5(k) and 5(m) hereof shall survive any termination of this Agreement and any resignation or removal of the Escrow Agent.

11. Counterparts.

This Agreement may be executed in separate facsimile or other electronic counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

12. Authorized Signatures. Contemporaneously with the execution and delivery of this Agreement and, if necessary, from time to time thereafter, the Company shall execute and deliver to the Escrow Agent a Certificate of Incumbency substantially in the form of Exhibit A hereto (a "Certificate of Incumbency") for the purpose of establishing the identity and authority of persons entitled to issue notices, instructions or directions to the Escrow Agent on behalf of the Company. Until such time as the Escrow Agent shall receive an amended Certificate of Incumbency replacing any Certificate of Incumbency theretofore delivered to the Escrow Agent, the Escrow Agent shall be fully protected in relying, without further inquiry, on the most recent Certificate of Incumbency furnished to the Escrow Agent.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

SunTrust Bank, as Escrow Agent

By:____

Title:______________________________________

Company: INTERLINE RESOURCES CORPORATION

By:____

Title:______________________________________

EXHIBIT A

Certificate of Incumbency
(List of Authorized Representatives)

Client Name: ______________________________

As an Authorized Officer of the above referenced entity, I hereby certify that each person listed below is an authorized signor for such entity, and that the title and signature appearing beside each name is true and correct.

Name	**Title**	**Signature**	**Contact Number**

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer on:

DATE: ____________________

By: ______________________

Name: ____________________

Title: _____________________

EXHIBIT B

Schedule of Fees & Expenses

Acceptance/Legal Review Fee: $ 600.00 – one time only payable at the time of signing the escrow agreement

The Legal Review Fee includes review of all related documents and accepting the appointment of Escrow Agent on behalf of SunTrust Bank. The fee also includes setting up the required account(s) and accounting records, document filing, and coordinating the receipt of funds/assets for deposit to the Escrow Account. This is a one-time fee payable upon execution of the Escrow Agreement. As soon as SunTrust Bank's attorney begins to review the escrow agreement, the legal review fee is subject to payment regardless if the parties decide to appoint a different escrow agent or a decision is made that the escrow agreement is not needed.

Administration Fee: $2,500 – payable at the time of signing the escrow agreement and on the anniversary date thereafter, if applicable

The Administration Fee includes providing routine and standard services of an Escrow Agent. The fee includes administering the escrow account, performing investment transactions, processing cash transactions (including wires and check processing), disbursing funds in accordance with the Agreement (note any pricing considerations below), and providing trust account statements to applicable parties for a twelve (12) month period. If the account remains open beyond the twelve (12) month term, the parties will be invoiced each year on the anniversary date of the execution of the Escrow Agreement. Additional fees will be billed for processing claim notices and/or objections. Extraordinary expenses, including legal counsel fees, will be billed as out-of-pocket. The Administration Fee is due upon execution of the Escrow Agreement.

Out-of-Pocket Expenses: **At Cost**

Out-of-pocket expenses such as, but not limited to, postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, legal (out-of-pocket to counsel) or accounting, will be billed at cost.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in one of the options listed on Exhibit C. If for any reason, a Subscriber's Subscription Proceeds must be returned by wire, a $25 fee will be charged per wire in excess of 4 per calendar month.

EXHIBIT C

INVESTMENT SELECTION INSTRUCTIONS

To: SunTrust Bank

I direct and authorize you to invest all temporary cash and the portion of my account(s) that is appropriate to maintain in cash or cash equivalents in a SunTrust Bank deposit option or Federated Funds money market fund, as follows:

Check One:

- ☐ SunTrust Institutional Money Market Deposit Option
- ☒ SunTrust Non-Interest Deposit Option*
- ☐ Federated Prime Obligations Fund (POIXX)
- ☐ Federated Tax Free Obligations Fund (TBIXX)
- ☐ Other: _____

I acknowledge and consent that:

1. I understand that investments in the SunTrust Institutional Money Market Deposit Option are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (the "***FDIC***"), in the standard FDIC insurance amount of $250,000, including principal and accrued interest. The Parties understand that deposits in the SunTrust Institutional Money Market Deposit Option are not secured. Further, I understand that the SunTrust Institutional Money Market Deposit Option has **monthly withdrawal/disbursement restrictions of a maximum of 6 per month** and that should the maximum be reached in any one calendar month, the funds will be moved to a SunTrust Bank non-interest bearing deposit option until the beginning of the following month unless an alternate investment vehicle is selected for this purpose.

   Alternate Investment Vehicle: ______________________________

2. I may view prospectuses and other Federated fund materials, including fee information, at http://www.federatedinvestors.com/sc?link=products&templ=moneyMarketSearch&ut=unregistered_webuser

3. SunTrust Bank may receive compensation in exchange for services ("fees for services") that it provides to various Federated money market mutual funds. These fees for services shall be in addition to, and will not reduce, SunTrust Bank's compensation. Such fees for services will not be paid directly by your account, but will be paid to SunTrust Bank by Federated. The fees for services are subject to change without notice.

4. I understand no transaction charge will be imposed on the account(s) listed below with respect to that portion of the account(s) invested in Federated Funds;

5. **I understand that investment funds, except for the SunTrust Deposit options, are not bank deposits and are not obligations of, or insured, endorsed or guaranteed by any SunTrust Bank or their affiliates, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. I further understand that investment in any mutual fund involves some investment risk, including the possible loss of principal.**

6. I have full power to direct and authorize investments in account(s) identified below.

This direction and authorization shall continue in effect until revoked by written instruction delivered to the Bank. Until a replacement fund is provided to the Bank all funds will be held in cash.

Date:	
Account Name and Number:	
X	X
Name (printed or typed)	***Signature***

*Beginning December 31, 2010 through December 31, 2012, deposits held in noninterest-bearing transaction accounts will be fully insured, regardless of the amount in the account.

Exhibit Item 2

(11) Legal Opinion

Attached is a legal opinion of J. Holt Smith, Esq.

SMITH & ASSOCIATES

5001 junius Street

Dallas, Texas 75214

310-384-1886

August 14, 2014

Board of Directors
Interline Resources Corporation.
2950 North Loop West, Suite 500
Houston, TX 77092

Re: Interline Resources Corporation Form 1-A Offering Statement

To the Interline Resources Corporation Board of Directors:

We refer to the Form 1-A Offering Statement ("Offering Statement") filed by Interline Resources Corporation, a Utah corporation (the "Company"), on or about August 12, 2014 with the United States Securities & Exchange Commission under the Securities Act of 1933, relating to the offer, by the Company to sell up to Two Million (2,000,000) shares of newly issued common stock, $.005 par value per share (the "Stock") upon qualification of the Offering Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinion hereinafter expressed, including but not limited to, the Articles of Incorporation, the By-Laws, the Form1-A Offering Statement and the Utah Revised Business Corporations Act. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including electronic copies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so stated and relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Upon the basis of our examination, we are of the opinion that under Utah law, the 2,000,000 shares of Stock which the Company proposes to issue in connection with sales made pursuant to the Form 1-A Offering Statement at $0.20 per share, have been validly authorized by the Board of Directors, and upon appropriate execution of subscription agreements and related closing procedures, will be legally issued, fully paid and will be non-assessable.

We hereby consent to the filing of this opinion in Item 2 (11) of the Exhibits to the Offering Statement and with such State regulatory agencies in such States as may require such filing in connection with the registration qualification, or other required procedures of, or for, the Stock for offer and sale in those States.

This opinion letter is based as to matters of law solely on Utah law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations.

SMITH & ASSOCIATES

John Holt Smith

Exhibit Item 2

(15) Additional Exhibits

(a) Part I Offering Statement

For the purpose of this filing, please incorporate the Part I Offering Statement that is also filed today with the Securities and Exchange Commission in its entirety.

Such Part I Offering Statement will actually be attached to these Exhibits as part of the Offering Circular after qualification for presentation to investors.

Exhibit Item 2

(15) Additional Exhibits

(b) Issuer Corporate Organizational Chart

As of August 12, 2014


Interline Resources Corp.
100% ownership of QUICKflickUSA, Inc.
Common Shares
Issued: 60,357,175
(Authorized: 500,000,000)
Preferred B Shares
Issued: 1,000,000
(Authorized: 25,000,000)
NOTE: Preferred B shares vote at 1:2000 and convert at 1:500
Public Shareholders
267,866
DNDK Partners
1,000,000
50% owned by IMCUSA
50% owned by Revcon
DNDK Partners
89,309
100% owned by IMR
(Gordon & Jane White)
IMCUSA
30,000,000
100% owned by Revcon Canada
(Dave Szatkowski &
Christian Billesberger)
Revcon
30,000,000
99.556% control of IRCE in addition to the Preferred B control block
Reg-A Offering
Up to 10MM common
(not currently issued)

CONFIDENTIAL

Exhibit Item 2

(15) Additional Exhibits

(c) Corporate History, including notification report to FINRA on stock split

INTERLINE RESOURCES CORPORATION CORPORATE HISTORY

The issuer was formed in the State of Utah on October 7, 1988 as Port City Corporation. The incorporators were Brad K. Buchi, Lissa Buchi and John S, Williams, each of whom were also the initial directors. The initial authorized stock was one class, 200,000,000 shares of common stock, $.005 par value

On October 18, 1988, the issuer filed a registration statement with the Securities Exchange Commission on Form S-18.

On October 2, 1990, the issuer filed an Amendment to its Articles of Incorporation to change its name to Interline Resources Corporation and authorize 25,000,000 shares of preferred stock, $01 par value, in series and 100,000,000 shares of common stock, $.005 par value authorized. Michael R. Williams acted as President and a director and Timothy G. Williams as secretary and a director.

In October, 1990, the issuer acquired Interline Natural Gas, Inc. as a wholly owned subsidiary and from that time engaged in the oil and gas business in Utah and Wyoming.

On October 22, 1990, the issuer entered into an Agreement and Plan of Reorganization with Northcut Energy, Inc.

On April 23, 1991, the Company filed a Designation of Preferences, Rights and Limitations for 1,000,000 shares of Series A Preferred Stock, $1.00 par value.

On December 23, 1991, Northcut Energy entered into an Agreement and Plan of Merger with Interline Natural Gas, Inc.

On January 28, 1993, the Company filed Articles of Incorporation of Interline Hydrocarbon, Inc., a wholly owned subsidiary of the Company. Timothy G. Williams acted as incorporator.

In December, 1993, the issuer entered into an Agreement and Plan of Reorganization and acquired Gagon Mechanical Contractors, Inc., a Utah corporation engaged in the construction of re-refining and gas conversion plants.

In July, 1994, the issuer listed on the American Stock Exchange. Prior to that listing, the Company's stock traded on the NASDAQ Small Cap Market.

On January 6, 1994, the Company filed a Plan of Merger dated December 29, 1993 with Interline Hydrocarbon, Inc., to merge Interline Hydrocarbons into its parent.

On August13, 1994, the Company entered into a license agreement with Q Lube, Inc., which was assigned, to Genesis Petroleum Salt-Lake LLC. The officers and directors acting were Michael R. Williams, Timothy G. Williams and R. Lamar Gagon.

In January, 1995, the issuer acquired 180 mile long pipeline from Conoco Pipeline Company.

On June 6, 1996, the Company terminated its license with Q Lube, Inc.

On May 1, 1997, the issuer sold all of its Utah based oil and gas operations to Questar Gas Management Company.

On May 15, 1997, the Company terminated the operations of Gagon Mechanical, Inc. for the reason that the business had become uneconomic.

On July 30, 1997, the trading of the Company's stock was halted by the American Stock Exchange by reason of the Company having filed a Chapter 11 Proceeding in Bankruptcy. The Company operated as a debtor in possession until its Plan of Reorganization filed January 23, 1998 was approved by the Bankruptcy Court on July 14, 1998. The Plan left the Company with 2 operating subsidiaries in the State of Wyoming, Interline Energy Services, Inc. and Interline Hydrocarbons, Inc. The issuer had no operations in the state of Utah. The Bankruptcy proceeding was closed on December 30, 1998.

On October 7, 2000, the Company filed for re-instatement with the State of Utah which was granted.

On June 6, 2002, the Company filed an 8-K with the SEC stating that there had been a major fire at its subsidiary, Well Draw Processing Plant, and that it was not operational.

On December 21, 2002, the Company's shareholders elected Michael R. Williams, Brice E. Borqquist and Gearle D. Brooks to the board.

On August 7, 2007, the Company borrowed $11,500,000 from Private Capital Group, Inc., pledging as collateral the Northcut refinery and other significant assets of the Company.

On January 16, 2008, the Company merged Interline Energy Services, Inc. into Interline Resources Corporation, the issuer, pursuant to a Plan of Merger filed with State of Utah.

On February 11, 2008, the Company filed an 8-K announcing a change of auditors from Tanner L.C. to HJ & Associates LLC in Salt Lake City, Utah and further that the Company had not filed its periodic reports with the SEC since December 31, 2001.

On October 27, 2008, the Company filed an 8-K stating that its subsidiary, Northcut Refining, Inc. , had executed an amended note agreement with Private Capital Group to borrow an additional $3,500,000 for a total indebtedness of $16,200,000.

On December 5, 2008, the issuer filed an 8-K disclosing that it had defaulted in an installment payment of $650,000 to Private Capital Group and that the security for the loan was in jeopardy.

On April 30, 2009, the Company filed an 8-K disclosing that Private Capital Group had given notice of foreclosure on the collateral, a building, for a proceeding to be held on June 15, 2009, which was conducted.

On December 31, 2010, the Company made its initial filing on the OTC Pink Sheets.

On October 20, 2011 accepted the resignations of Kenneth T. Holman and Ned Calvert from the board of directors and Marcellous S. McZeal and George Ian Smith were appointed directors of the Company to fill the vacancies. Additionally, Michael R. Williams resigned and Roger Smith was appointed to fill the vacancy.

On November 2, 2011, the Company appointed Transfer Online in Portland, Oregon to act as transfer agent of the Company.

On November 2, 2011, the Company entered into a settlement agreement with Michael R. Williams to satisfy non-payment of a debt to him of $120,000 incurred in a loan of that amount to the Company on September 1, 2008. The loan was secured to be paid by a pledge of a patented technology, U S Patent no. 6,174,431. The loan payment was considered satisfied by conveyance to Mr. Williams of the patented technology.

On December 29, 2011, the Company filed an Amendment to its Articles of Incorporation increasing the authorized shares of common stock to 2,000,000,000 shares.

On March 20, 2012, Roger Smith resigned as a director.

On May 30, 2012, the Company qualified to do business in the State of Texas.

On August 31, 2013, the Company entered into a Share Exchange Agreement with Mindstream Media LLC. Veidt research LLC was one of the members of Mindstream Media LLC.

On September 9, 2013, the Company accepted the resignations of Marcellous McZeal and George Ian Smith.

On September 11, 2013, the Company entered into a Split Off Agreement wherein Marcellous McZeal and George Ian Smith transferred their respective shares of the

Company to the Company in exchange for 100% of the shares of Interline Pipeline Co., a subsidiary of the issuer. Mr. McZeal surrendered 100,558,447 shares of common stock and Mr. Smith surrendered 108,038,965 shares. Ron Gaineous was appointed to the board to fill a vacancy.

On October 23, 2013, Joseph Douglas Rosen purchased 20,018,018 shares of common stock for $20,000.

On January 22, 2014, the Company filed an Amendment to the Articles of Incorporation to designate the preferences, rights and limitations of 1,000,000 shares of the Series B Preferred Stock. Ronald Gaineous was the sole officer and director of the Company.

On January 27, 2014, Veidt Research LLC purchased 1,000,000 shares of Series B Preferred Stock of the Company.

On March 24, 2014, the Veidt Research LLC entered into a Stock Purchase Agreement with DNDK, Inc. to sell 1,000,000 shares of restricted Series B Preferred Stock and 446,541,107 restricted shares of common stock of the Company. This transaction closed on March 26, 2014. The Designation of the Rights, Preferences and Limitations of the Series B Preferred stock provides that in all votes of shareholders, the Series B Preferred stock has voting rights equal to 80% of the votes.

On March 26, 2014, Ronald Gaineous resigned as an officer and director on his own accord after appointing as directors to fill vacancies, namely, John White, Gordon White and Timothy Regnier.

On April 8, 2014, DNDK Partners, Inc., holding 1,000,000 shares of Series B Preferred Stock which has voting rights to vote on all voting of shareholders equal to 80% of votes cast, approved the amendment of the Articles of Incorporation to reduce the authorized shares of common stock from 2,000,000,000 to 500,000,000 shares and to take the necessary action to effect a reverse split of the common stock on the basis 1 for 5,000. After the reverse split, the number of shares of common stock outstanding is 166,400.

On April 8, 2014, the board of directors unanimously, adopted a resolution to amend the Articles of Incorporation to reduce the shares of authorized common stock from 2,000,000,000 to 500,000,000 and to effect a reverse split of 1 for 5,000.

On April 21, 2014, the Division of Corporations and Uniform Commercial Code approved the Amendment to the Articles of Incorporation to reduce the authorized common stock from 2,000,000,000 to 500,000,000 and to reverse split the common stock on the basis of 1 for 5,000.

This form has not yet been submitted to FINRA, required information is missing and/or responses to required questions are left unanswered. Please review the information below for the location of the missing responses in the form. Then return to the form by clicking the **Edit** button at the bottom of this page, and provide the information required to complete the form.

Company Officers and Directors

- 'Are any of the Officers, Directors, or parties related to the company and/or company-related action the subject of pending, adjudicated or settled regulatory action or investigation by a federal, state or foreign regulatory agency or self-regulatory organization; or a civil or criminal action related to fraud or securities laws violations?' an answer to this question is required

Fees Owed

Please note that the actual amount due for this corporate action may change after review of the information submitted to FINRA.

- The applicable Rule 6490 fees cannot be calculated until all required information has been entered. After providing the required information, the fees will be calculated.

Company Information

Review the Form Instructions prior to completing the form.

Company Name * Interline Resources Corp.

Company Name 2

Company Address

Street 1 * % DNDK Partners, Inc.

Street 2 10355 W. Little York Rd. Ste. 100

Street 3

Country *
United States

City * Houston
State/Province * Texas
Zip/Postal Code * 77041

Telephone * 323-874-6125
Facsimile
Website

Is Company required to file reports pursuant Section 13 or 15(d) of the Exchange Act? * ( ) Yes (•) No

Is the Company a bank or savings association that files periodic reports with its appropriate Federal banking agency or State bank supervisor (as defined in U.S.C. 1813)? *
( ) Yes (•) No

Country of Incorporation * United States
State of Incorporation * Utah
Date of Incorporation or Re-Incorporation * 03/03/1988

Is the Company in "Good Standing" in its state of Incorporation? * (•) Yes ( ) No

Contact Information

All Communications regarding this Company-Related Action will be addressed to the contact provided below.

First Name * Holt
Last Name * Smith
Title Attorney

Is Contact Firm Name different from Company Name? * (•) Yes ( ) No

Name of Firm * Smith & Associates

Is Contact Address different from Company Address? * (•) Yes ( ) No

Address (if different from Company)

Street 1 * 5001 Junius Street

Street 2

Street 3

Country *
United States

City *
Dallas

State/Province *
Texas

Zip/Postal Code *
75214

Telephone *
310-384-1886

Facsimile

Email *
holtjsmith@gmail.com

Affiliation with company *
Attorney

Company Officers and Directors

First Name *
Timothy

Last Name *
Regnier

Title *
President, Chief Operating Director

Date of Appointment * 04/02/2014

Delete

Add another

Are any of the Officers, Directors, or parties related to the company and/or company-related action the subject of pending, adjudicated or settled regulatory action or investigation by a federal, state or foreign regulatory agency or self-regulatory organization; or a civil or criminal action related to fraud or securities laws violations? * Yes No

Transfer Agency Contact Information

Transfer Agency Contact Information

Transfer Agency * Transfer Online, Inc.

Agency Representative First Name *
Carolyn

Agency Representative Last Name *
Hall

Email * carolyn@transferonline.com

Address

Street 1 * 512 SE Salmon Street

Street 2

Street 3

Country *
United States

City *
Portland

State/Province *
Oregon

Zip/Postal Code *
97214

Telephone *
503-227-6874

Facsimile
503-227-6874

Website
WWW.transferonline.com

Date of Appointment * 02/15/2012

Is this the transfer agency listed above the same Transfer Agency that will process this corporate action? * (•) Yes ( ) No

Does the Transfer Agency have a Co-Agent relationship with another Transfer Agency? * ( ) Yes (•) No

FINRA Rule 6490 Fee Schedule

SEA Rule 10b-17 Action	Fee Rule	Fee
Timely SEA Rule 10b-17 Notification	Notice Submitted at least 10 calendar days prior to corporate action date	200
Late (5 days prior) SEA Rule 10b-17 Notification	Notice Submitted at least 5 calendar days prior to corporate action date	1000
Late (1 day prior) SEA Rule 10b-17 Notification	Notice Submitted at least 1 calendar days prior to corporate action date	2000
Late (0 days prior) SEA Rule 10b-17 Notification	Notice Submitted on or after corporate action date	5000

Other Company-Related Action	Fee
Voluntary Symbol Request Change	500
Initial Symbol Set Up	
Symbol Deletion	

Appeals	Fee

Appeals	Fee
Action Determination Appeal Fee	4000

Transaction Options

Issuer Security Information

Current Issue Symbol *: IRCE
Current CUSIP *: 458744109
New CUSIP (if applicable):

Security Type *
Common Stock

Security Description: COMMON STOCK

Does this issue trade on foreign exchange? * ( ) Yes (•) No

Are you aware of any current trading or clearing restriction by any exchange, government agency, self-regulatory organization of clearing organization imposed on the company's shares? * ( ) Yes (•) No

Please check all corporate actions that apply. Additionally please see Sections entitled 'FINRA Rule 6490 Fee Schedule' and 'Required Documentation' for applicable fees and list of documents.

Transaction Options *

✓ Stock Split	Spin-off	Dividend/Distribution
Merger/Acquisition	Domicile Change	Redemption
Name Change	Rights Offering	Bankruptcy
OTC Symbol Change	Liquidation	Other

Stock Split

Type of Stock Split *

( ) Forward Split

(•) Reverse Split

( ) Reverse Followed by a Forward Stock Split with a Mandatory Cash Out

Stock Split ratio * 5000 for * 1

Effective Date *	Declaration Date	Record Date	Payment/Distribution Date	Date Available for Delivery *
04/26/2014	04/08/2014			04/30/2014

Total Shares outstanding prior to Split *: 820738036
As of Date *: 04/14/2014

Number of shares being cancelled * 0

Total shares outstanding after Split * 166400

Method of settling fractional shares * round to the nearest whole number

Does Transfer Agency have certificates for Distribution * (•) Yes ( ) No

Percentage Available for Distribution * 100

Documentation

Required Documentation

The following documentation is required to be submitted for the requested corporate action. If the Company is an SEC reporting company and the Company has filed the required documents with the SEC, the Company can provide, in lieu of the required documents listed below, the SEC filing type (i.e., 8K, 10K, etc.) and the date of the filing of each document.

Attach Executed and notarized copy of the Board of Directors Resolutions or notarized officer's certificate authorizing the requested corporate action.

Attach Notarized and executed shareholder approval authorizing the requested corporate action or notarized officer's certificate indicating shareholder approval of requested corporate action. If issuer's state of domicile does not require shareholder approval for requested corporate action, please provide specific state law that states the item is not required.

Attach File stamped Articles of Incorporation from the time the company began using its current name.

Attach File stamped Articles of Amendment citing the split. If no amendment is required, please provide specific state law that states the item is not required.

Attach Letter providing a full corporate history beginning at the original date of incorporation including all corporate changes, but not limited to, changes of control, reverse mergers, name changes, share exchanges, purchase agreements, etc. that have occurred until present day.

Attach CUSIP confirmation from the CUSIP Service Bureau (212-438-6565 or www.cusip.com) indicating the current status of the CUSIP for the Issue(s). **Please note:** current CUSIP should not be suspended until shortly before requested corporate action is announced. New CUSIP is not required for forward split **mailed directly to shareholders**.

Attach Executed appointments of the current corporate officers and directors of the issuer. The appointments may be submitted as executed resolutions by the former officers appointing the new officers; filings made to the SEC; filings with the Secretary of State showing the appointment of the new officers and the resignations of the prior officers; or appointments reaffirming the officer's position within the company executed and notarized.

Attach Executed resignation from the prior corporate officers and directors of the issuer. The resignations may be submitted as executed resignation letters; filings made to the SEC; certifications from the secretary of the company certifying that the former officers of the company departed on their own accord and the departure was not followed by a change of control/corporate shell transaction; legal opinion letter, from outside counsel, certifying that the former officers of the company departed on their own accord and the departure was not followed by a change of control/corporate shell transaction which should include the details surrounding the resignations and the control was obtained in accordance with the corporation's by-laws and State and Federal securities law; or filings with the Secretary of State showing the appointment of the new officers and the resignations of the prior officers

Attach Please attach any other relevant documentation if applicable.

Reminder: Current Transfer Agent must complete and submit Transfer Agent Verification Form directly to FINRA. If date of appointment is within last six months, a letter from the previous Transfer Agent is required indicating status of book and records.

Authorization by Corporate Representative

Printed Name * John Holt Smith

Date * 04/15/2014

✓ I hereby certify that the information disclosed in this Issuer Company-Related Action Notification Form is accurate and true to the best of my information, knowledge and belief, and that I have all necessary authority to submit this form on behalf of the named issuer and to respond to communications related to this form. *

Fees Owed

Please note that the actual amount due for this corporate action may change after review of the information submitted to FINRA.

Exhibit Item 2

(15) Additional Exhibits

(d) Letter from Pick & Boydston regarding Michael Marcovsky

PICK & BOYDSTON, LLP
A PARTNERSHIP INCLUDING A PROFESSIONAL CORPORATION
523 WEST SIXTH STREET, SUITE 1134
LOS ANGELES, CALIFORNIA 90014
TELEPHONE (213) 624-1996
FACSIMILE (213) 624-9073

June 26, 2002

Michael E. Marcovsky
7115 Macapa Drive
Los Angeles, California 90068

Dear Mr. Marcovsky:

This letter is to advise you regarding the general effect of the settlement of the civil lawsuit between the FTC and you. As you know, it was voluntarily settled between the parties. There was no finding of wrongdoing of any kind whatsoever on your part by the Court. As you know, no motions were filed, no discovery was conducted, and no depositions were taken other than that regarding your assets.

You are not prohibited by the settlement from being an officer, director, shareholder, consultant, etc. to any enterprise in any industry, either public or private. The only restriction on you is a technical one--i.e. if you are involved in the sale of an investment to an investor who is not accredited, as defined in 17 C.F.R. Section 230.501(a), and there is not a face-to-face transaction; or if the investor is not your immediate relative; or if the investment is not offered or sold by a duly registered national securities association or affiliated securities association within the meaning of the Securities Exchange Act of 1934, 15 U.S.C. Section 780-3, you are required to be bonded. I understand that you are not involved in those types of transactions and, if that understanding is correct, no bond is necessary.

Please let me know if you need additional clarification.

Sincerely yours,

PICK & BOYDSTON, LLP

Alan B. Pick

ABP:ds

C:\Files\ABP\MarcovskyLtr-7

Exhibit Item 2

(15) Additional Exhibits

(e) Share Purchase Agreement

STOCK PURCHASE AGREEMENT
BETWEEN INTERLINE RESOURCES CORPORATION AND QUICKFLICKUSA, INC.

Basic Provisions

AGREEMENT made as of the 27th day of May, 2014 between Interline Resources Corporation, a Utah corporation ("Buyer") and the shareholders of QUICKflickUSA, Inc., a Washington corporation, namely, Integrated Management USA Corp., a Delaware corporation, and Revcon Investment Corp., a Delaware corporation ("Sellers").

Buyer and Sellers agree as follows:

1. Exchange: Subject to the terms and conditions contained in this Agreement and in reliance upon the representations and warranties of the parties made in the Standard Terms and Conditions attached, at the Closing, Buyer agrees to acquire and Sellers agree to sell one hundred percent (100%) of the outstanding shares of capital stock of QUICKflickUSA, Inc., a Washington corporation (the "Company") in exchange for shares of common stock of Buyer calculated pursuant to Paragraph 3, the "Consideration".

2. Capitalization; Sellers:

   a. The total number of the shares of the Company authorized is 3,500,000 shares of common stock ("Authorized Shares of the Company").

   b. Of the Authorized Shares of the Company, there are outstanding as of the date hereof 3,400,000 Shares of the Company ("Issued Shares of the Company").

   c. Each of Sellers owns 1,700,000 of the Issued Shares of the Company, collectively, representing one hundred percent (100%) of the Issued Shares of the Company.

3. Consideration:

The total number of Shares of Buyer to be delivered by Buyer to the Sellers at the Closing as consideration for the sale of the shares of the Company shall be sixty million (60,000,000) common shares to be issued thirty million (30,000,000) to each of the Sellers, all shares bearing the restrictive legend thereon against re-sale except in the event of registration of the shares or availability of an exemption from registration pursuant to a written opinion of counsel acceptable to the Buyer. Further, forty million (40,000,000) of the Shares, or twenty million (20,000,000) of the shares received by each Seller, shall be subject to a 2-year lock up agreement prohibiting their sale for 2 years from the date of Closing the purchase and sale transaction.

4. Closing: The Closing Date shall be not later than 30 days from the date of this Agreement, unless extended by an agreement in writing signed by the Buyer and the Sellers.

5. Additional Terms: Buyer shall have all rights to any intellectual property (including without limitation patents or patentable inventions, copyrights or copyrightable subject matter, trade secrets,

technology or know-how, designs protectable under any provision of United States or foreign law, or trademarks or service marks) created or developed by the Company or by its past or present employees (whether in whole or in part) during the term of their employment with the Company, which shall be the sole property of the Buyer. The Company and its officers agree to cooperate in good faith with the Buyer in securing, protecting, and defending any resulting patent, copyright, trademark, design or trade secret rights whether in the United States or in any foreign country.

6. Standard Terms: This Agreement includes the Standard Terms and Conditions annexed hereto, which by this reference are hereby incorporated herein and made a part hereof

INTENDING TO BE LEGALLY BOUND, the parties have executed this Agreement as of the above date,

Buyer:

Interline Resources Corporation

By: ______________________
Michael E. Marcovsky

Its: Chief Executive Officer

Sellers:

Integrated Management USA Corp.

Gordon White.

By: Gordon White
Its: President

Revcon Investment Corp.

David szatkowski
David szatkowski (May 27, 2014)

By: David Szatkowski
Its: President

Schedule A
Liabilities

Liabilities are outlined on Exhibit 1 Financial Statements.

Schedule B
Contracts

a) Fiesta Mart Inc. – License Agreement
b) Valero Marketing and Supply Company – Master Marketing Agreement
c) S-Mart Petroleum – Kiosk Placement Agreement
d) Jasper Oil Company – Kiosk Placement Agreement
e) Instant Systems – Purchase, Development & Operations Agreement
f) Swedbank – Kiosk Title Agreement
g) EKN – Purchase Agreement
h) WIN Solutions - Consulting Agreement

Schedule C
Officers, Directors and Shareholders

OFFICERS

Timothy Regnier, President & CEO
John White, Vice President, Secretary & Treasurer
Timothy Goltz, Vice President

DIRECTORS

Gordon White, Chairman
Timothy Regnier, Director
Timothy Goltz, Director
Christian Billesberger, Director
Von Shows, Director

Schedule D
Accounts Receivable

QUICKflickUSA, Inc.
Detail Aged Trial Balance for 05/26/2014

Grouped by Customer Code		Invoice Amount/ Quantité de Facture	Balance	Current/ Présent	30 Days/Jours	60 Days/Jours	90 Days/Jours	120 Days +/ +120 Jours
JWHITE - John White		318.00	318.00	0.00	0.00	0.00	0.00	318.00
OUTPOST - Outpost Retail Systems, LLC		2,052.69	1,652.69	0.00	0.00	0.00	0.00	1,652.69
	Report Total:	**2,370.69**	**1,970.69**	**0.00**	**0.00**	**0.00**	**0.00**	**1,970.69**

*** END OF REPORT ***

Schedule E
Absence of Certain Changes

None.

Schedule F
Litigation

None.

Schedule G
Properties

a. Instant Systems DVD Rental Kiosks – locations available by request
    i. 30 Leased
    ii. 5 Purchased
b. Signifi DVD Rental Kiosks – locations available by request
    i. 0 Leased
    ii. 12 Purchased

Schedule H
Obligations Relating to Employment of Employees

None.

Schedule I

Insurance

a) State Farm Insurance
   a. General Business Coverage
      i. Policy no. 90-B2-R171-6
   b. Coverage for DVD Rental Kiosks
      i. Policy no.94-BT-N966-1

Schedule J
Potential Conflicts of Interest

None.

Schedule K
Banking Relationships

Wells Fargo Bank
320 N. Fourth Avenue
Sandpoint, ID 83864
Attn: Derick Driggs or Jamie Branning

QUICKflickUSA, Inc. Disbursement Account no. 4123511875
QUICKflickUSA, Inc. Deposit Account no. 4123511867
QUICKflickUSA, Inc. Debit Card Account no. 8659404894

Exhibit 1
Financial Statements

Attached.

QUICKflickUSA, INC.
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 209,381	$ 109,804
Accounts receivable	4,880	12,194
Total current assets	214,261	121,998
Fixed assets, net	489,322	655,157
TOTAL ASSETS	$ 703,583	$ 777,155

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2013	2012
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 157,214	$ 150,336
Current portion of loans payable	105,843	105,843
Total current liabilities	263,057	256,179
LONG-TERM LIABILITIES		
Loaans payable, net of current portion	169,151	274,994
TOTAL LIABILITIES	432,208	531,173
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value, 3,500,000 shares authorized, 3,400,000 and 1 shares issued and outstanding	34,000	-
Additional paid in capital	1,666,090	1,100,090
Accumulated deficit	(1,428,715)	(854,108)
Total Stockholders' Equity (Deficit)	271,375	245,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 703,583	$ 777,155

The accompanying notes are an integral part of these financial statements.

QUICKflickUSA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
REVENUES	$ 256,674	$ 105,606
COST OF REVENUES	194,344	204,144
GROSS PROFIT (LOSS)	62,330	(98,538)
OPERATING EXPENSES		
General and administrative	445,202	431,897
Depreciation	188,293	101,011
Total operating expenses	633,495	532,908
OPERATING LOSS	(571,165)	(631,446)
NET LOSS BEFORE OTHER EXPENSE AND PROVISION FOR INCOME TAXES	(571,165)	(631,446)
Other expense - interest expense	(3,442)	(557)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(574,607)	(632,003)
Provision for income taxes	-	-
NET LOSS	$ (574,607)	$ (632,003)

The accompanying notes are an integral part of these financial statements.

QUICKflickUSA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - December 31, 2011	1	$ -	$ 300,090	$ (222,105)	$ 77,985
Common stock issued for cash	-	-	800,000	-	800,000
Net loss for the year ended December 31, 2012	-	-	-	(632,003)	(632,003)
Balance - December 31, 2012	1	-	1,100,090	(854,108)	245,982
Common stock issued for cash	3,399,999	34,000	566,000	-	600,000
Net loss for the year ended December 31, 2013	-	-	-	(574,607)	(574,607)
Balance - December 31, 2013	3,400,000	$ 34,000	$ 1,666,090	$ (1,428,715)	$ 271,375

The accompanying notes are an integral part of these financial statements.

QUICKflickUSA, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	YEAR ENDED DECEMBER 31, 2013	YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (574,607)	$ (632,003)
Adjustments to reconcile net (loss)		
to net cash used in operating activities:		
Depreciation	188,293	101,011
Change in assets and liabilities		
(Increase) decrease in accounts receivable	7,314	(11,688)
Increase in accounts payable and accrued expenses	6,878	46,059
Total adjustments	202,485	135,382
Net cash (used in) operating activities	(372,122)	(496,621)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(22,458)	(583,048)
Net cash (used in) investing activities	(22,458)	(583,048)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of loans payable, net of proceeds	(105,843)	380,837
Proceeds received from issuance of common stock	600,000	800,000
Net cash provided by financing activities	494,157	1,180,837
NET INCREASE IN CASH AND CASH EQUIVALENTS	99,577	101,168
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	109,804	8,636
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 209,381	$ 109,804
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 3,442	$ 557
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.



QFU-IRCE SPA - Basic Provisions

EchoSign Document History May 27, 2014

Created:	May 27, 2014
By:	John White (jwhite@quickflickusa.com)
Status:	SIGNED
Transaction ID:	X9ZS8Z584I53K6J

"QFU-IRCE SPA - Basic Provisions" History

Document created by John White (jwhite@quickflickusa.com)
May 27, 2014 - 11:40 AM PDT - IP address: 108.79.16.136

Document emailed to David szatkowski (dave@revcon.ca) for signature
May 27, 2014 - 11:41 AM PDT

Document viewed by David szatkowski (dave@revcon.ca)
May 27, 2014 - 11:43 AM PDT - IP address: 70.28.245.92

Document e-signed by David szatkowski (dave@revcon.ca)
Signature Date: May 27, 2014 - 8:29 PM PDT - Time Source: server - IP address: 70.28.245.92

Signed document emailed to David szatkowski (dave@revcon.ca) and John White (jwhite@quickflickusa.com)
May 27, 2014 - 8:29 PM PDT